                                                                     Exhibit 2.3


Management's Discussion and Analysis

COMPANY DESCRIPTION

Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (together, the "Company") is engaged in three businesses: Transportation Services, Subsea Services and Seafood. The Transportation Services business is carried out through Stolt-Nielsen Transportation Group ("SNTG"); the Subsea Services business is carried out through Stolt Comex Seaway S.A. ("SCS"), a subsidiary in which the Company held a 43% economic interest and a 60% voting interest at November 30, 1998; and the Seafood business is carried out through Stolt Sea Farm ("SSF").

In 1998, the Company had consolidated net operating revenue of $1.8 billion, up from $1.5 billion and $1.4 billion in 1997 and 1996, respectively. The following table summarizes the Company's results, adjusted for non-recurring items, which are described in more detail in the "Results of operations" section which follows.

================================================================================
U.S. dollars in millions                  1998         1997      1996
--------------------------------------------------------------------------------
Net income                             $  96.3     $  237.1   $  91.9
Non-recurring items:
Change in drydock accounting
  policy in Stolt Comex Seaway            (3.1)          --        --
Write down of certain assets
  Stolt-Nielsen
    Transportation Group                    --         11.6        --
  Stolt Comex Seaway                        --          4.2        --
  Stolt Sea Farm                            --         12.3        --
  Less tax benefits                         --         (5.2)       --
Gain on sale of common stock
  of subsidiary, net                        --       (139.5)       --
Extraordinary gain on early
  repayment of debt                         --         (7.4)       --
Restructuring of Stolt Sea Farm             --           --       3.9
--------------------------------------------------------------------------------
Net recurring income                   $  93.2     $  113.1   $  95.8
================================================================================

GENERAL BUSINESS ENVIRONMENT

Stolt-Nielsen Transportation Group

SNTG is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids and other specialty liquids, providing its customers with integrated logistics solutions.

SNTG is the largest operator of parcel tankers in the world, operating an estimated 23% of the world competitive fleet of parcel tankers with a capacity of over 10,000 deadweight tons ("dwt") (a generally accepted definition of parcel tankers which compete in the long-distance intercontinental market). SNTG's tank container operations specialize in smaller lot shipments of bulk liquid products. SNTG has a 20% market share of the worldwide door-to-door tank container market. Although SNTG faces significant regional competition in the tank container market, no other company offers the same worldwide service and is of comparable size. SNTG's terminals act as regional hubs to improve the operational efficiency of SNTG's parcel tankers and offer storage and distribution services to the same customers and for the same products as the tanker and tank container operations. SNTG currently owns and operates three tank storage terminals in the U.S. and one in Santos, Brazil, with a combined capacity of approximately 4.9 million barrels of liquid storage. SNTG also has a terminal joint venture with the Bolton Group in Malaysia. In July 1998, SNTG acquired a 25% minority interest in Dovechem Terminals Holdings Ltd. ("Dovechem") which has terminals and drum manufacturing interests in China and South East Asia. The results of Dovechem and the joint venture with Bolton are accounted for under the equity method of accounting.

Demand for SNTG's services is dependent on the condition and growth of the worldwide economy and trade patterns for the products shipped and stored. Factors impacting this include overall demand for the products SNTG carries and stores, location of the production of the products carried and stored in relation to location of demand for these products, currency fluctuations, import/export tariffs and other trade restrictions, and current spot and future prices of the products SNTG carries and stores. Any general economic slowdown could also have an adverse effect on the demand for those services and therefore upon SNTG.

The supply of parcel tankers is influenced by the number of new ships delivered into the market, scrappings, and industry regulation. For certain products carried (usually larger commodity type products rather than specialty chemicals), parcel tankers may face competition from some of the most sophisticated of the product tankers. The world orderbook for newbuildings, to be delivered over the next three years, stands today at 13% of the total competitive fleet of deep-sea parcel tankers. Adjusting for expected scrappings and downgradings, the Company expects the world net supply of tonnage to grow by 4-5% per year over this period.

SNTG's tank container operations compete with other tank container operators, shipper-owned tank containers, barrel drums, liquid bags, and, on land, with truck and rail tank cars. The supply of tank containers is influenced by the number of tank containers constructed and industry regulations.

The weaker economic conditions of the Asia Pacific region and other developing areas has resulted in a decrease in parcel tanker and tank container volumes into and within Asia Pacific which has been partially offset by increased volumes out of Asia Pacific. This situation combined with an oversupply of parcel tankers and tank containers has resulted in both spot and contract rates declining in 1998. The decline in contract rates for parcel tankers and tank containers is expected to negatively impact the 1999 results for SNTG.

Stolt Comex Seaway

SCS is one of the largest subsea contractors in the world, providing technologically sophisticated subsea engineering, flexible and rigid flowline lay, subsea construction, inspection, maintenance and repair services to its customers in the offshore oil and gas industry. SCS operates in more than 60 countries world-wide and maintains regional offices in the U.K., Norway, Asia Pacific, Southern Europe, Africa, the Middle East, South America, and North America.

Management's Discussion and Analysis continued

In August 1998, SCS acquired the Ceanic Corporation ("Ceanic") in a strategic move to secure a major position in the growing and important Gulf of Mexico market. The acquisition gives SCS an established base in Houston from where major U.S. customers direct their worldwide business. With Ceanic, SCS took ownership of a substantial fleet of ships, remotely operated vehicles ("ROVs"), and other related technologies. Ceanic was the dominant contractor in the shallow water oil field maintenance market and was moving into deeper waters with new dynamically positioned ships and deep water ROVs acquired over the past year. By adding the SCS technology and the deepwater ships that will be relocated to this region in 1999, SCS will become the largest subsea contractor in the Gulf of Mexico.

The market for SCS's services is dependent upon the success of exploration and the level of development and production expenditures in the oil and gas industry. Such expenditures are cyclical in nature and influenced by prevailing and anticipated oil and gas prices.

The price of oil fell dramatically in the latter part of 1998. This affects different segments of the industry in different ways. New field developments in shallow water can be turned on or off at relatively short notice. However, new developments in deeper water, SCS's core business, are more complex, have longer lead times, and require a greater length of time for the planning and installation phases. The Company believes the major oil companies will remain committed to these deepwater developments while exploration and production budgets elsewhere may be reduced. Producing oil and gas fields requires regular inspection and maintenance services. The worldwide market for technologically advanced maintenance and repair services now represents 40% of SCS's business. Because most maintenance work is either unavoidable or related to meeting certification requirements, it is less sensitive to the price of oil.

Stolt Sea Farm

SSF produces, processes, and markets high quality seafood with salmon production sites in Norway, North America, Chile, and Scotland; turbot production sites in Spain, Portugal, Norway, and France; halibut production sites in Norway; and sturgeon and caviar production in the U.S. SSF has worldwide marketing operations.

As the world population grows and individuals increasingly seek healthier sources of protein like fish, and the supply of wild catch declines through over-fishing, the demand for farmed fish is expected to increase. Approximately 88% of SSF's revenue is derived from the Atlantic salmon market in which no competitor has a significant market share. SSF is the world's largest producer of farmed turbot.

MULTICURRENCY ACTIVITIES

The functional and the reporting currency of the Company, as well as that of a majority of SNTG's activities is the U.S. dollar. In SCS, the functional currencies of the subsidiaries that operate in the North Sea, which represents the majority of SCS activity, are the Norwegian kroner and the British pound. The functional currency of other significant SCS subsidiaries is primarily the U.S. dollar. In SSF, the functional currencies of significant subsidiaries include the U.S. dollar, the Norwegian kroner, the British pound, and the Japanese yen.

Because revenues and expenses are not always denominated in the same currency, the Company enters into forward exchange and options contracts to hedge capital expenditure and operational non-functional currency exposures on a continuing basis for periods consistent with the committed exposures. The Company does not engage in foreign currency speculation.

RESULTS OF OPERATIONS

Results of operations are discussed below by business down to gross profit level and then on a consolidated basis for the remaining captions in the statements of income.

SNTG--Tankers

The total number of ships owned and/or operated by SNTG as of November 30, 1998 was 130, representing 2.34 million dwt. Of this total, 74 ships participated in the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service participants in the deep sea intercontinental market. The remainder of the ships provide regional services. The composition of the fleet as of November 30, 1998 was as follows:

================================================================================
                                                                  % of the Joint
                                                             Service net revenue
                                       Number     Millions    for the year ended
                                     of ships       of dwt     November 30, 1998
--------------------------------------------------------------------------------

Joint Service
  Stolt Parcel Tankers Inc ("SPTI")        39         1.25                  71.6
  NYK Stolt Tanker S.A
    ("NYK Stolt")                           6         0.15                   9.5
  Rederi AB Sunship                         6         0.24                   7.9
  Barton Partner Limited                    4         0.06                   4.4
  Bibby Pool Partner Limited                3         0.04                   3.1
  Unicorn Lines (Pty) Limited               2         0.03                   2.5
  NYK Asia Pacific in STJS                  1         0.01                   1.0
--------------------------------------------------------------------------------
                                           61         1.78                 100.0
  Time-chartered ships:
    Chemical Tankers                        9         0.13
    Product Tankers                         4         0.18
--------------------------------------------------------------------------------
  Total Joint Service                      74         2.09
Ships in regional services                 56         0.25
--------------------------------------------------------------------------------
Grand total                               130         2.34
================================================================================

Net revenue available for distribution to the participants is defined in the Joint Service agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, its number of operating days during the period, and an earnings factor.

In its results of operations, SNTG includes 100% of the net operating revenue of the Joint Service, and then shows as tanker operating costs all the voyage costs associated with the ships, and the earnings distributed to the participants in the Joint Service other than SPTI. SNTG's share of the net income in NYK Stolt is included in "equity in net income of non-consolidated joint ventures" in the Company's results of operations.

Net operating revenue in 1998 decreased 1% to $657.8 million, from $665.2 million in 1997 which was a 1% increase from $655.6 million in 1996. The changes in revenue can be explained as follows:

(i) SNTG's fleet in 1998 averaged 2.24 million dwt, an increase of 12% from 2.0 million dwt in 1997 which was an increase of 5% from 1.9 million dwt in 1996.

(ii) Cargo carried in 1998 was 20.9 million tons, an increase of 2% from 20.5 million tons in 1997 which was an increase of 7% from 19.1 million tons in 1996.

(iii) In 1998, factors (i) and (ii) stated above were offset by a decline in freight rates. This was the result of weaker demand, particularly from the Asia Pacific economies, partially offset by increased exports out of Asia Pacific, and increased competition due to an increase in parcel tanker supply.

In 1998, 62% of tanker revenues were under Contracts of Affreightment ("COA"), typically one year in duration although long-term contracts are becoming increasingly important. The remaining 38% were based on spot rates. The percentage of COAs to contracts fixed on spot rates remained broadly similar to 1997.

Supplier partnerships with key customers now represent 24% of SNTG's net operating revenue. These partnerships are formal agreements with defined common objectives and seek to reduce the overall costs of transportation for customers through more efficient operations.

SNTG's tanker operations had gross profit of $118.1 million, $146.4 million, and $164.3 million in 1998, 1997, and 1996, respectively, and gross margins of 18%, 22%, and 25%, respectively. The decrease in gross profit in 1998 is due to weaker demand, particularly from the Asia Pacific economies, combined with a more competitive market due to the over-tonnage situation. While demand remained strong throughout 1996 and most of 1997, the decrease in gross profit in 1997 was a result of the tightening of pricing and margins due to an increase in parcel tanker capacity.

The sailed-in time-charter index for the Joint Service, which is a measure of the relative average daily fleet revenue, less voyage costs (commissions, port expenses, and bunkers), per ship operating day declined approximately 13% in 1998, after declining 9% and 3% in 1997 and 1996, respectively. During the same three year period, the operating cost per day of SNTG's fleet in the Joint Service decreased by 10% in 1998, remained stable in 1997, and increased by 1% in 1996.

In 1994, SNTG embarked on a newbuilding program to construct 25 new parcel tankers designed to meet increasing demand for its transportation services and replace the first generation of purpose-built parcel tankers built in the early to mid-1970s. The ships in the newbuilding program have greater capacity than the units they are replacing and introduce a series of features to increase the operational efficiency, reduce operating costs, and be environmentally safer than previous generations of parcel tankers. In January 1999, the construction of one ship in the French series was canceled by the shipyard. The newbuilding program is summarized in the table below:

                                   Delivered
                                       as of             Estimated deliveries
      DWT      Shipyard            Nov.30.98                          by year
 per ship      location    (Number of ships)                (Number of ships)
================================================================================
                                                         1999           2000
--------------------------------------------------------------------------------
37,000(a)      Denmark                     7                2              0
37,000         France                      0                1              1
22,450(a)      Spain                       0                4              2
11,500(b)      Japan                       4                0              0
 5,200         Italy                       1                2              0
--------------------------------------------------------------------------------
                                          12                9              3
================================================================================

(a) Ship numbers 5 and 7 of the Danish series have been delivered to NYK Stolt. Ship number 2 of the Spanish series will be delivered to NYK Stolt.

(b) All ships owned and operated by Stolt NYK Asia Pacific Inc., a 50/50% joint venture between NYK and SPTI.

Over the last three years, SNTG has sold seven ships and scrapped two. Of the seven ships sold, two were subsequently time chartered back to SNTG and remain marketed by the Joint Service. The remaining five were sold out of the trade. Subsequent to November 30, 1998, SNTG scrapped an additional ship.

SNTG--Tank Containers

Net operating revenue in 1998 of $218.8 million was at the same level with $219.0 million in 1997 which was an increase of 18% from $185.6 million in 1996. Tank container shipments in 1998 of 47,607 were at the same level with shipments of 47,591 in 1997 which was a 24% increase from shipments of 38,278 in 1996. Prior to 1998, the market for chemical transportation by tank containers had enjoyed rapid growth for several years. Growth in activity had been broad-based. In addition, management believes that growth had been enhanced by success in the development of supplier partnerships with major chemical companies. In 1998, the growth in the tank container market slowed considerably, primarily the result of weakened demand for tank container shipments into and within Asia Pacific, partially offset by increased shipments from Asia Pacific and other developing markets.

SNTG controlled a fleet of about 13,751 tank containers as of November 30, 1998, a 7% increase over the 12,800 tank containers controlled at the end of 1997 which was a 28% increase over the 10,000 tank containers controlled at the end of 1996. This increase is due to the purchase of new tank containers and an increase in the number of tank containers under management on behalf of other owners. SNTG currently has commitments for the future delivery of 1,393 tank containers of which 94 will be delivered in 1999.

SNTG's tank container operation had gross profit of $55.0 million, $59.5 million, and $50.2 million in 1998, 1997, and 1996, respectively, and gross margins of 25% in 1998 and 27% in both 1997 and 1996. Margins declined in 1998 due to continued pricing pressure in all of SNTG's major markets which was in part brought about by an over-supply of tank containers

Management's Discussion and Analysis continued

combined with weaker demand for shipments into and within Asia Pacific. This impact was partly offset by cost reductions. Margins were maintained in 1997 even though SNTG had been under pricing pressure as a result of growth in demand, improved utilization, and cost reductions.

SNTG--Terminals

Net operating revenue in 1998 increased 15% to $53.8 million from $46.7 million in 1997 which was a 5% decrease from $49.0 million in 1996. Total marketable capacity increased to 4.9 million barrels by the end of 1998, compared to 4.7 million barrels and 4.5 million barrels at the end of 1997 and 1996, respectively. The increase in the current year is the result of completing expansion projects in Houston and Santos for a combined capacity of 0.2 million barrels. Average capacity utilization was 91% in 1998, 80% in 1997, and 91% in 1996. The increase in average capacity utilization in 1998 largely was attributable to an improvement in the clean petroleum market in Perth Amboy.

Gross profit of SNTG's terminal operation was $16.6 million, $12.6 million and $16.8 million in 1998, 1997, and 1996, respectively, and gross margins were 31%, 27%, and 34%, respectively. Margins improved in 1998 from 1997 as a result of improved utilization partially offset by a bad debt write off at the terminal in Santos. Margins declined in 1997 from 1996 principally as a result of a decline in utilization.

Stolt Comex Seaway

Net operating revenue in 1998 increased 51% to $649.8 million from $431.1 million in 1997 which was a 38% increase from $313.4 million in 1996. The increase from 1997 largely was a result of additional business won in the North Sea, the full year impact of the ships added to the fleet during 1997, and the impact of the acquisition of Ceanic. The increase in net operating revenue in 1997 largely was a result of improved market demand for SCS's services which lead to higher ship utilization and improved pricing. During 1997, four additional ships Seaway Eagle, Seaway Hawk, Discovery, and Toisa Puma were brought into service.

The utilization rate of construction support ships was 85% in 1998 compared to 91% in 1997 and 70% in 1996. Utilization in both 1998 and 1997 was high due to favorable market conditions and SCS's success in securing contracts worldwide. In 1998, utilization was lower than in 1997 as a result of repositioning the Seaway Hawk and the Seaway Eagle to the Gulf of Mexico and North Sea, respectively. Utilization in 1996 was lower as a result of weak market conditions and extensive repair and upgrading to the Seaway Osprey.

In addition to the fleet of deepwater construction ships at November 30, 1998, SCS also operated 4 construction barges which operate predominantly in the Asia Pacific region, and 18 shallow water ships and barges, which operate predominantly in the Gulf of Mexico. In addition, 3 ships and barges will become operational during the first quarter of 1999. The utilization of these ships and barges will also have an impact on SCS's results.

SCS had a gross profit of $108.9 million, $77.8 million, and $21.2 million in 1998, 1997, and 1996 respectively, with gross margins of 17%, 18%, and 7%, respectively. The increase in gross profit in 1998 was largely the result of those factors mentioned above. The increase in gross profit in 1997 was largely the result of increased market demand resulting in improved pricing and utilization.

At the end of January 1999, SCS's backlog was approximately $598 million of which approximately $382 million related to work to be performed in 1999. This compares to a backlog at January 31, 1998 of $582 million of which $339 million was for work to be performed in 1998.

Stolt Sea Farm

Net operating revenue in 1998 increased 32% to $216.5 million from $164.1 million in 1997 which was a 12% increase from $146.9 million in 1996. The increase in net operating revenue was primarily due to higher volumes and the purchase of Gaelic Seafoods (Scotland) Limited (since renamed Stolt Sea Farm Limited) in December 1997. Prices in the main salmon markets in North America and Europe were also on average higher than in the previous year. Total salmon and salmon trout volumes sold were 46,000 tons in 1998, 34,800 tons in 1997, and 36,300 tons in 1996 of which 29,500 tons, 22,000 tons, and 23,600 tons, respectively, was SSF's own production, the remainder being sourced from other producers. The increase in the volume of own production in 1998 reflects increased farming volumes in North America and Norway as well as the purchase of Gaelic Seafoods (Scotland) Limited.

In order to avoid further threats of duties against Norwegian salmon made in the early part of 1997, the Norwegian government in July 1997 reached an agreement with the EU for a five year period to regulate supplies of Norwegian salmon into the EU market. This agreement, among other things, restricts the increase in supply of Norwegian salmon into the EU market to 10% per year; requires the average sales price to be at or above an agreed minimum price; and increases the export levy payable by Norwegian producers. In addition, the Norwegian government has maintained the feed quota and production regulations which have a significant adverse effect on the cost-competitiveness of the Norwegian operation.

SSF had gross profit of $31.5 million, $17.5 million, and $11.8 million in 1998, 1997, and 1996, respectively. Gross margins were 15% in 1998, 11% in 1997, and 8% in 1996. The increase in gross profit in 1998 was due mainly to a sharp improvement in profitability in the Americas region. This reflected a combination of higher market prices and improved husbandry, which resulted in much lower losses of fish due to algae blooms on the West coast of Canada and a reduction of epidemic diseases on the East coast of Canada. Profitability in all other regions improved somewhat due to generally better European salmon and turbot markets, the cost reduction program in Norway, and improved market penetration in the important Asia Pacific region.

Write down of certain assets and restructuring charges

Effective December 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". As a consequence, in 1997 the Company recognized a write down within SNTG amounting to $11.6 million, before income tax, in respect of certain assets at its Perth Amboy terminal. Projections indicate that due to the down turn in the North East U.S. specialty chemical industry and a reduced market demand for the type of storage facilities offered by these assets, the cashflows which will be generated by the assets did not support their carrying value. The assets were written down to values considered by management to be their fair market value.

In 1997, SCS also recognized a write down of $4.2 million, before income tax, in respect of certain assets which are unable to generate sufficient utilization, and therefore cashflows, to support their net book value.

In light of the Norwegian government's agreement with the EU, and despite the increased profitability of SSF's Norwegian operation, the Company considered that the cost of its investment in its SSF Norwegian operation had been permanently impaired, and wrote down in 1997 the entire goodwill balance of $3.6 million relating to this investment.

Projections also indicated that future cashflows to be generated from certain other assets of SSF may not be sufficient to recover their carrying value, and accordingly, in 1997, SSF recognized a write down of $8.7 million in respect of these assets.

In 1996, SSF recorded a restructuring provision of $3.9 million to cover anticipated severance costs, write downs of fixed assets, lease termination expenses, and other costs associated with the manpower reduction and the closure of its seafood processing factories in Norway. The restructuring program has been completed and there was no material difference between the provision and the amount subsequently paid.

Equity in net income of non-consolidated joint ventures

The Company's equity in the net income of non-consolidated joint ventures was $17.3 million in 1998 compared to $19.6 million and $13.1 million in 1997 and 1996, respectively. The reduction in 1998 is due to a decrease in SNTG joint venture results partially offset by the improved results of the Seaway Heavy Lifting Limited joint venture ("SHL") in SCS.

The increase in 1997 compared to 1996 primarily relates to improved market conditions for the services provided by SHL and the addition of a new North Sea joint venture project in SCS, partially offset by a decrease in SNTG joint venture results.

Administrative and general expenses

Administrative and general expenses increased to $157.1 million in 1998 from $139.6 million in 1997. This increase has occurred mainly in SCS and largely is due to the acquisition of Ceanic and increased profit share provisions. Profit share provisions in 1998 were $1.7 million, $5.7 million and $0.7 million for SNTG, SCS, and SSF, respectively. The increase was partially offset by the impact of the strengthening of the U.S. dollar.

Administrative and general expenses increased to $139.6 million in 1997 from $137.5 million in 1996. This was due to increased administrative and general expenses following SNTG's acquisition of the Hamburger Lloyd and Challenge International companies and an increased charge towards the SCS profit sharing program. These increases were again partially offset by the impact of the strengthening of the U.S. dollar.

Non-operating income and expense

Net interest expense.   Net interest expense decreased to $53.3 million in
1998 from $57.0 million and $48.8 million in 1997 and 1996, respectively. The decrease in 1998 reflects a general decline in interest rates during the year and lower borrowings by SCS subsequent to its two secondary offerings in March and November 1997. The increase in interest expense in 1997 from 1996 reflects the higher debt level in 1997 as a result of the Company's capital expenditure program.

Gain on disposal of assets, net.   In 1998, the Company recognized a gain of
$10.2 million from an insurance settlement for the total constructive loss of the Stolt Spirit. The Company also recognized a gain of $5.2 million on the sale of fish farming concessions in Norway. The Company also sold other assets with a net gain of $1.0 million.

In 1997, the Company sold four of SNTG's ships, including two ships for scrap, and recognized a gain of $5.3 million on these sales. The Company also recognized a gain of $4.9 million on certain assets in SCS which were swapped with third parties at fair market value. The Company sold other assets with a net gain of $0.4 million.

In 1996, the Company sold five of SNTG's ships and recognized a gain of $4.9 million. It also sold its interest in a Norwegian insurance company recognizing a gain of $1.2 million and sold other assets with a net gain of $0.7 million.

Gain on sale of common stock of a subsidiary, net.   In two separate
transactions during 1997, the Company recognized total gains of $139.5 million, net of expenses, on the sale of Common shares of SCS.

In January 1998, subsequent to these transactions, SCS completed a two-for-one share split. The figures quoted below have been restated to reflect the share split.

In March 1997, SCS completed a secondary offering of 8.05 million new Common shares raising net proceeds of $64.6 million. Concurrent with the completion of the secondary offering, SCS exchanged 14.0 million Class B shares (which are economically equivalent to 7.0 million Common shares) for $57.6 million of debt owed to SNSA. As a consequence of the offering and debt-for-equity exchange, the Company realized a profit of $9.5 million on the reduction of its economic interest in SCS from 70% to 60%.

In November 1997, SCS completed a secondary offering of 4.0 million Common shares. In conjunction with the offering, SNSA sold 4.0 million Common shares of SCS. These transactions raised net proceeds of $232.2 million and resulted in the Company realizing a gain, after expenses, of $130.0 million as its economic interest in SCS was reduced from 60% to 43%.

Other, net.   In 1998, as a consequence of the Ceanic acquisition, SCS
changed its accounting policy for drydocking from an accrual basis to a deferral basis. The effect of this change is a gain of $3.1 million, net of taxes.

Management's Discussion and Analysis continued

In 1996, a provision of $2.2 million was made for the loss on disposal of Sogetram, a subsidiary of SCS, the sale of which was completed in January 1997.

Income tax provision. The 1998 results include a tax provision of $26.5 million compared to $13.2 million in 1997 and $2.9 million in 1996. The principal cause of the increase between years has been an increase in the level of income before income taxes recognized in Norwegian and U.K. tax jurisdictions of SCS. In 1997, the increase was partially offset by a tax benefit relating to the write down of certain assets within SNTG's Perth Amboy terminal operation and SCS.

Extraordinary item

In October 1997, the Company prepaid debt relating to the first four ships in SNTG's Danish newbuilding series. The early repayment of the debt under the terms of the loan agreement with the Danish Ship Credit Fund ("DSCF") resulted in an extraordinary gain, on a before and after income tax basis, of $7.4 million.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity for the Company is derived from a combination of cash generated from operations and funds from commercial bank borrowing facilities and private placements. The Company's borrowing facilities include revolving credit agreements and other credit lines which cover short-term needs for funds, and longer-term borrowings principally to finance capital expenditures and acquisitions.

SNTG generally operates with negative working capital which reflects the collection/payment cycle. Invoicing usually takes place at or shortly after loading, while expenses that are invoiced and paid within normal business terms are typically paid near or subsequent to the end of a voyage or move. SCS requires working capital as expenditures are often incurred on an ongoing basis throughout a project while customers are typically billed when a specified level of progress is achieved on a project. In SSF, the production cycle for the Atlantic salmon takes between two and four years and therefore requires working capital to finance inventory.

In 1998, the Company generated cash from operating activities of $212.0 million. This compares with the $179.0 million and $140.6 million in 1997 and 1996, respectively. The movements between years are mainly due to the relative operational performances and working capital requirements in those years.

Net investing activities utilized $555.8 million in 1998. Significant investing activities during the year were (i) capital expenditures of $378.8 million as described in further detail below, (ii) payments of $217.6 million to acquire Ceanic and Gaelic Seafoods (Scotland) Limited, net of cash acquired, and (iii) payments of $31.8 million for investments in affiliates, including the acquisition of a 25% interest in Dovechem. Offsetting these expenditures were
(i) $57.6 million of proceeds from sale of ships and other assets, (ii) $18.4 million of dividends received from non-consolidated joint ventures, and (iii) $5.8 million for the reduction of restricted cash deposits. Capital expenditures for the year include (i) progress-payments on newbuildings under construction and final payment on the delivery of two newbuildings for SNTG (the Stolt Efficiency and the Stolt Shearwater), (ii) the purchase of new tank containers,
(iii) progress payments on terminal capacity expansion at the Houston and Santos terminals, and (iv) SCS's purchase of the Seaway Legend and investments in ROVs.

Net investing activities utilized $429.9 million in 1997, mainly on capital expenditures of $450.9 million. Capital expenditures include (i) progress-payments for SNTG on newbuildings under construction and final payment on the delivery of two newbuildings for SNTG (the Stolt Inspiration and the Stolt Creativity), (ii) the purchase of new tank containers, (iii) progress payments on terminal capacity expansion at the Houston and Santos terminals, and
(iv) SCS's acquisition and completion of the Seaway Eagle, acquisition of the Seaway Hawk and investments in new ROVs. The Company also made payments of $22.3 million to acquire the Rhine River parcel tanker business of Hamburger Lloyd and the tank container business of Challenge International. Offsetting the capital expenditure was $47.9 million of proceeds from sale of ships and other assets and $5.1 million received from the reduction of restricted deposits.

Net investing activities utilized $331.2 million in 1996, mainly on capital expenditures of $396.4 million. Capital expenditures include (i) progress-payments on newbuildings being constructed and the delivery of two newbuildings for SNTG (the Stolt Innovation and the Stolt Confidence), (ii) the purchase of six second-hand ships, (iii) the purchase of new tank containers,
(iv) deposit and progress payments on terminal capacity expansion at the Houston and Santos terminals, and (v) completion of the initial rigid pipe lay system on the Seaway Falcon, a deposit for the purchase of the Seaway Eagle, and investments in ROV's. Offsetting the capital expenditures were $46.7 million of proceeds from sale of ships and other assets and $18.0 million in relation to amounts received from affiliates.

Net cash provided by financing activities totaled $312.3 million in 1998. The principal uses of cash were: (i) the repayment of long-term debt of $82.7 million, (ii) payment of dividends of $27.5 million, and (iii) the purchase of treasury stock of $8.5 million. The significant sources of 1998 funding include:
(i) the issuance of $435.1 million of new long-term debt, consisting of unsecured debt in the form of private placement notes, and secured debt or debt with negative pledge covenants related to certain ship assets, and (ii) $1.0 million proceeds from the exercise of stock options over the shares of the Company and of SCS.

Net cash provided by financing activities totaled $314.0 million in 1997. The principal uses of cash were: (i) the repayment of long-term debt of $211.3 million and (ii) payment of dividends of $27.3 million. The significant sources of 1997 funding include: (i) $179.8 million from the two equity offerings by SCS of 8.05 million and 4.0 million Common shares in March and November 1997, respectively, and $117.1 million from the sale of 4.0 million Common shares of SCS held by the Company, (ii) the issuance of $246.9 million of new long-term debt, consisting of unsecured debt in the form of private placement notes, and secured debt related to certain ship purchases,

(iii) $7.4 million proceeds from the gain on the early retirement of debt, and
(iv) $6.3 million proceeds from the exercise of stock options.

Net cash provided by financing activities totaled $183.8 million in 1996. The principal uses of cash were: (i) the repayment of long-term debt of $320.8 million, (ii) payment of dividends of $13.6 million, and (iii) $8.3 million in the purchase of treasury shares. The significant sources of 1996 funding include: (i) $143.2 million from the sale of 8.2 million Class B shares, (ii) the issuance of $367.0 million of new long-term debt, consisting of unsecured debt in the form of private placement notes, and secured debt related to certain ship purchases, and (iii) $14.7 million in short-term loans payable to banks.

As of November 30, 1998 the Company had total capital expenditure commitments outstanding of $485 million, of which approximately $305 million will be spent in 1999 and the remaining $180 million spent in subsequent years. These commitments are for a variety of capital projects primarily newbuildings purchases in Denmark, France, Spain and Italy; the purchase and refurbishment of tank containers; expenditures for expansion of terminal capacity and the modification of a construction ship and the purchase of ROVs.

The Company's current plans are expected to result in capital expenditures of approximately $450.0 million in 1999 of which $420.0 million is for designated projects. The Company also has scheduled debt service of approximately $180.0 million and anticipated dividends of $21.0 million. The Company expects to meet this total funding requirement of $651.0 million through cash generated from operating activities of about $265.0 million leaving a funding requirements of $386.0 million, which will be funded by existing cash, new long-term financing and drawdowns on existing long-term revolving credit lines.

The Company has obtained a financing commitment from the DSCF for a 14 year financing of 80% of the U.S. dollar cost of the two remaining 37,000 dwt tankers purchased in Denmark. In respect of the contract for the two remaining newbuildings to be purchased in France, the Company has obtained a financing commitment supported by a guarantee from Compagnie Francaise D'Assurance Pour Le Commerce Exterieur for a 12 year financing of approximately 80% of the cost. The Company has a commitment from a bank syndicate, led by Citibank, for a five year financing of the full cost of ships being built in Italy.

Subsequent to November 30, 1998, SCS has obtained a commitment for a new credit facility with Den norske Bank ASA, Bank of America NT & SA, Midland Bank plc, and ASKL-CGER Bank nv/sa. This new facility is in the form of a five year revolving credit line. The initial available amount is $150.0 million which will be reduced by $12.5 million semi-annually leaving $37.5 million due at maturity. This facility does not require a guarantee by the Company.

At November 30, 1998, the Company's cash and cash equivalents totaled $37.8 million. The Company had corporate facilities and other short-term lines of credit of $572.0 million of which $488.4 million is available for future use. At November 30, 1998, the Company was temporarily restricted from drawing $84.6 million under one of its revolving credit agreements. Subsequent to November
30, 1998, the Company has provided ship mortgages as security in respect of that credit facility in order to restore the full availability under that credit facility. Total short-term and long-term debt amounted to $1,146.6 million, of which $545.9 million is secured by ships and other assets and $600.7 million is unsecured. The net debt to net tangible equity ratio as of November 30, 1998 was
1.11 to 1.

On November 19, 1998, the Board of Directors of the Company approved an interim dividend of $0.25 per Common share and Class B share which was paid on December 16, 1998 to all shareholders of record as of December 2, 1998. The Company anticipates, subject to approval at the Annual General Meeting, that a final dividend for 1998 of $0.125 per Common Share and Class B Share will be paid in May 1999.

MARKET RISK

The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposure and takes advantage of natural offsets and enters into derivative transactions for the remaining currency exposures in accordance with the Company's policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.

Currency rate exposure

The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency liabilities arising in the normal course of business. The Company's policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options with a duration of generally less than twelve months.

The Company uses a value-at-risk ("VAR") model to assess the market risk of its derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio assuming adverse changes in market conditions, for a specific time period and confidence level. The Company's estimated maximum potential one day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a 95% confidence level, would not materially affect the consolidated financial position, results of operations, or cash flow. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest rate exposure

Based on the Company's overall interest rate exposure as of November 30, 1998, a near-term change in interest rates would not materially affect the Company's consolidated financial position, results of operations, or cash flows. As of November 30, 1998, the large majority of the consolidated debt was fixed-rate debt.

A discussion of the Company's accounting policies for financial instruments is included in Note 2 to the consolidated financial

Management's Discussion and Analysis continued

statements, and disclosure relating to the financial instruments is included in
Note 21 to the consolidated financial statements.

ENVIRONMENTAL AND REGULATORY COMPLIANCE

The results of the Company may be impacted by changing environmental protection laws and regulations enacted by international, national, and local regulators. The operation of the Company's ships carries the risk of catastrophic accident and property loss caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, labor stoppages, and other circumstances or events. The transportation of oil and chemicals is subject to the risk of business interruptions and additional costs in the event of spills or casualties befalling Company ships. Such an event may result in loss of revenue or increased costs or both.

The Company's businesses are subject to various international, national, and local governmental laws, which apply to various aspects of the Company's operations, and provide severe penalties for non-compliance. One such law is the U.S. Oil Pollution Act of 1990 ("OPA '90"), which imposes various requirements on shipowners and ship operators in U.S. waters including, among other things, restricting access to U.S. ports to only those tankers with double hulls, stringent financial responsibility requirements and extensive contingency planning requirements, as well as a liability scheme that provides for, under certain circumstances, unlimited liability for pollution accidents occurring in U.S. waters. The Company believes it is currently in compliance with such laws and regulations.

The Company maintains insurance against physical loss and damage to its assets as well as coverage against liabilities to third parties it may incur in the course of its operations. Assets are insured at replacement cost, market value, or assessed earning power. The owned fleet is currently covered by hull and machinery insurance in the amount of $2.4 billion. Other marine liabilities are insured under marine protection and indemnity insurance policies. These policies have a ceiling of $4.3 billion per incident for all claims other than marine oil pollution. Cover for such incidents is limited to $700 million per occurrence for ships when calling for ports in the U.S. and $500 million for other parts of the world. Non-marine liabilities are insured up to $125 million. The Company believes its insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which the Company operates.

The terminal operation in the U.S. is subject to the Clean Water Act, the Clean Air Act, OPA '90, and CERCLA, which regulate liability for the discharge of pollutants into waterways and noxious emissions into the air; MARPOL Annex II regarding the disposal of by-products from ship cleaning done pursuant to such regulations; the Resource Conservation and Recovery Act regarding the reporting, record keeping and handling of hazardous waste; the Occupational Safety and Health Act regulating the working conditions at U.S. terminals as well as other business facilities; and regulations of the U.S. Department of Transportation pursuant to the Hazardous Materials Transportation Act regarding the packaging, labeling, and handling of hazardous materials in the U.S. Terminals located outside of the U.S. are governed by the comparable national and local governmental agencies.

FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued the Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which provides guidance on accounting for the costs of computer software developed or obtained for internal use. This SOP requires computer software costs that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of the SOP have been met, directly attributable development costs should be capitalized. It also provides guidance on the treatment of upgrade and maintenance expenditure. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Costs incurred prior to initial application of this SOP, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. The Company has not determined the impact that this SOP will have on its consolidated financial statements.

SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", have been issued and are effective for fiscal years beginning after December 15, 1997. SFAS No. 130 defines comprehensive income and outlines certain reporting and disclosure requirements related to comprehensive income. SFAS No. 131 requires certain disclosures about business segments of an enterprise, if applicable. The adoption of SFAS No. 130 and SFAS No. 131 is not expected to have a significant effect on the Company's financial statements or disclosures.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to derivatives and certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997.

The Company has not yet quantified the impacts of adopting SFAS No. 133 on the amounts presented under U.S. generally accepted accounting standards. However, the Statement could increase volatility in earnings and other comprehensive income.

EURO

The Company has carried out an initial review of the impact of carrying out business in an additional currency, and it is anticipated that there is unlikely to be a material impact on the Company in the short term. Those financial systems which must be upgraded to provide Euro compliance will be systematically upgraded to meet commercial requirements. Any foreign exchange risks will be assessed and managed as part of the Company's foreign exchange program. The longer term implications of the Euro on the Company will be assessed during 1999.

YEAR 2000 ISSUE

The Company has established a company-wide initiative to identify, evaluate, and address Year 2000 issues. Beginning in 1997, the Company's Year 2000 project covers the information technology systems and applications used in its three businesses. In addition, the project includes a review of the Year 2000 compliance efforts of key suppliers, customers, and other principal business partners. While the scope of the project is broad, it has been structured in such a way as to identify and prioritize efforts on critical systems, network elements and products, and key business partners.

Work is progressing on the project, and although the pace of the work varies within each business, the large majority of critical or high impact systems and applications have been tested to date with satisfactory results. The remaining critical or high impact and medium impact systems are expected to be tested by June 1999.

Additionally, each business has undertaken a survey to classify those suppliers and customers which are critical or important to the Company's operations. Inquiries are being made of such suppliers and customers as to their readiness for the Year 2000 and spot tests will be carried out during the first quarter of 1999.

The Company's ability to meet the above target dates is dependent on a variety of factors including the timely provision of necessary upgrades and notifications by suppliers. In addition, the Company has no method of ensuring that third parties who supply essential services such as utilities will convert their critical systems and processes in a timely manner. Failure or delay by any of these parties could significantly disrupt the business.

It is currently estimated that the Company will incur approximately $1.5 million of expenses through 2000 in connection with the efforts on Year 2000 issues. As of November 30, 1998 the Company has incurred $0.8 million. The timing of the expenses may vary and are not necessarily an indication of the progress to date on the project.

The Company has started contingency planning for critical operational areas that may be affected by the Year 2000 issue and expects to have a full plan in place by June 1999. This will include contingency plans which may be required should any third parties fail to achieve Year 2000 compliance.

While the Company believes its efforts to address the Year 2000 issue will be successful in avoiding any material adverse effect on the Company's operations or functional condition, it recognizes that failing to resolve Year 2000 issues on a timely basis would, in a "most reasonably likely worst case scenario", significantly limit its ability to provide its services for a period of time, especially if such failure is combined with third-party or infrastructure failures.

Similarly, the Company could be significantly affected by the failure of one or more significant suppliers, customers or components of the infrastructure to conduct their respective activities after 1999. Adverse effects on the Company could include, among other things, business disruption, increased costs, and loss of business.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including the message from the Chairman, describe plans or expectations for the future and constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; asset operational performance; raw material costs and availability; currency fluctuations; disease and other natural causes; immaturity of aquaculture technology; the loss of any significant customers; changes in business strategy or development plans; availability, terms, and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; and adverse weather conditions. Additional information concerning these as well as other factors is contained from time to time in the Company's U.S. Securities and Exchange Commission ("SEC") filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 1997. Copies of these filings may be obtained by contacting the Company or the SEC.

Selected Consolidated Financial Data
(in millions, except per share data)

=============================================================================================
For the years ended November 30,            1998        1997       1996       1995       1994
---------------------------------------------------------------------------------------------
Net operating revenue                   $1,796.6    $1,526.1   $1,350.5   $1,308.9   $1,078.0
Income from operations                  $  190.3    $  165.6   $  136.1   $  176.9   $   75.4
Non-recurring items, net                $    3.1    $  124.0   $   (3.9)  $   (9.0)  $   (1.8)
Net recurring income                    $   93.2    $  113.1   $   95.8   $  114.0   $   40.8
Net income(a)                           $   96.3    $  237.1   $   91.9   $  105.0   $   39.0
Net recurring income per share(b)
  Basic                                 $   1.70    $   2.07   $   1.80   $   2.57   $   0.92
  Diluted                               $   1.69    $   2.04   $   1.79   $   2.52   $   0.91
Net income per share(b)
  Basic                                 $   1.76    $   4.34   $   1.73   $   2.36   $   0.88
  Diluted                               $   1.75    $   4.28   $   1.72   $   2.32   $   0.87
Weighted average number of Common and
  Class B shares and equivalents
  outstanding(b)
   Basic                                    54.7        54.7       53.2       44.4       44.4
   Diluted                                  55.0        55.4       53.4       45.2       44.8
Cash dividends paid per share(b)        $   0.50    $   0.50   $   0.25   $   0.37   $     --
=============================================================================================

=============================================================================================
As of November 30,                           1998        1997      1996       1995       1994
---------------------------------------------------------------------------------------------
Current assets less current liabilities
 (including current portion of
 long-term debt)                        $   132.4   $   112.0  $   41.8   $  (43.5)  $  (83.3)
Total assets                            $ 3,008.1   $ 2,402.8  $1,978.5   $1,687.4   $1,528.8
Long-term debt (including current
  portion)                              $ 1,128.9   $   776.6  $  719.7   $  669.4   $  646.6
Shareholders' equity                    $ 1,132.4   $ 1,062.6  $  884.8   $  640.3   $  535.1
Book value per share(b)                 $   20.78   $   19.35  $  16.26   $  14.42   $  12.05
Total number of Common and Class B
  shares outstanding(b)                      54.5        54.9      54.4       44.4       44.4
=============================================================================================

(a) Includes the cumulative charge (to December 1, 1996) of implementing SFAS 121 in 1997 of $28.1 million, or $0.51 per share; the extraordinary benefit on early repayment of debt of $7.4 million or $0.13 per share in 1997; the gain on sale of common stock of a subsidiary of $139.5 million or $2.52 per share in 1997; and the benefit from the cumulative effect (to December 1, 1993) of implementing SFAS 109 in 1994 of $4.5 million, or $0.10 per share.

(b) All share data and per share data for 1995 and 1994 has been restated to reflect the distribution on December 29, 1995 of one Class B share for every two Common shares issued and outstanding since the Class B shares are equivalent to Common shares for such purposes.

Report of Independent Public Accountants
To the shareholders of Stolt-Nielsen S.A.

We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries as of November 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt-Nielsen S.A. and subsidiaries as of November 30, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1998, in conformity with accounting principles generally accepted in the United States.

As explained in Note 6 to the consolidated financial statements, effective December 1, 1996, the Company adopted SFAS No. 121.

Arthur Andersen

London, England
February 24, 1999

Consolidated Statements of Income
(in thousands, except per share data)

=======================================================================================
For the years ended November 30,                         1998         1997         1996
---------------------------------------------------------------------------------------
Net operating revenue:
Stolt-Nielsen Transportation Group:
  Tankers                                          $  657,821   $  665,187    $ 655,613
  Tank Containers                                     218,789      218,980      185,617
  Terminals                                            53,768       46,652       49,017
Stolt Comex Seaway                                    649,764      431,126      313,358
Stolt Sea Farm                                        216,483      164,107      146,932
---------------------------------------------------------------------------------------
                                                    1,796,625    1,526,052    1,350,537
---------------------------------------------------------------------------------------
Operating expenses:
Stolt-Nielsen Transportation Group:
  Tankers                                             539,696      518,816      491,338
  Tank Containers                                     163,787      159,482      135,401
  Terminals                                            37,204       34,064       32,205
Stolt Comex Seaway                                    540,891      353,361      292,177
Stolt Sea Farm                                        184,964      146,643      135,093
---------------------------------------------------------------------------------------
                                                    1,466,542    1,212,366    1,086,214
---------------------------------------------------------------------------------------
  Gross profit                                        330,083      313,686      264,323
Equity in net income of non-consolidated
  joint ventures (Note 4)                              17,250       19,592       13,108
Administrative and general expenses                  (157,061)    (139,609)    (137,476)
---------------------------------------------------------------------------------------
  Income from operations before write down of
    certain assets and restructuring charges          190,272      193,669      139,955
Write down of certain assets (Note 6)                      --      (28,098)          --
Restructuring charges (Note 6)                             --           --       (3,873)
---------------------------------------------------------------------------------------
  Income from operations                              190,272      165,571      136,082
---------------------------------------------------------------------------------------
Non-operating (expense) income:
Interest expense                                      (60,657)     (59,897)     (51,343)
Interest income                                         7,342        2,864        2,575
Foreign currency exchange (loss) gain, net               (288)         582         (452)
Gain on disposal of assets, net (Note 7)               16,384       10,633        6,815
Minority interest (Note 8)                            (32,613)     (15,992)       3,829
Gain on sale of common stock of a subsidiary,
  net (Note 6)                                             --      139,508           --
Other, net                                              2,365         (415)      (2,620)
---------------------------------------------------------------------------------------
                                                      (67,467)      77,283      (41,196)
---------------------------------------------------------------------------------------
  Income before income tax provision and
    extraordinary item                                122,805      242,854       94,886
Income tax provision (Note 9)                         (26,530)     (13,161)      (2,946)
---------------------------------------------------------------------------------------
  Income before extraordinary item                     96,275      229,693       91,940
Extraordinary item--gain on early repayment of
   debt, net of taxes (Note 6)                             --        7,416           --
---------------------------------------------------------------------------------------
  Net income                                       $   96,275   $  237,109    $  91,940
=======================================================================================
Earnings per Common and Class B share and
  equivalents (Note 2):
  Basic                                            $     1.76   $     4.34    $    1.73
  Diluted                                                1.75         4.28         1.72
=======================================================================================
Weighted average number of Common and Class B shares
  and equivalents outstanding
  Basic                                                54,732       54,658       53,156
  Diluted                                              54,998       55,439       53,381
=======================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets
(in thousands, except per share data)

====================================================================================
As of November 30,                                                 1998         1997
------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                    $   37,776   $   68,571
Trade receivables, net of allowance for doubtful
  accounts of $9,185 and $5,207 in 1998 and
  1997, respectively                                            336,019      243,798
Inventories (Note 10)                                           127,782      109,271
Receivables from related parties (Note 4)                        17,236        9,566
Restricted cash deposits (Note 11)                                1,460          980
Prepaid expenses and other current assets                       105,020       70,300
------------------------------------------------------------------------------------
  Total current assets                                          625,293      502,486
------------------------------------------------------------------------------------
Fixed assets, at cost:
Tankers                                                       1,539,229    1,475,630
Tankers under construction                                      257,699      156,796
Tank containers                                                 216,744      198,424
Terminal facilities                                             275,260      263,497
Subsea Services ships and facilities                            549,327      356,249
Seafood facilities                                               94,026       86,097
Other                                                            31,611       27,979
------------------------------------------------------------------------------------
                                                              2,963,896    2,564,672
Less--accumulated depreciation and amortization                (880,384)    (791,639)
------------------------------------------------------------------------------------
                                                              2,083,512    1,773,033
------------------------------------------------------------------------------------
Investments in non-consolidated joint ventures
   and other assets (Note 4)                                    135,563       90,673
Deferred income tax asset (Note 9)                                2,954        4,973
Goodwill and other intangible assets, net of
  accumulated amortization of $20,477 and
  $16,119 in 1998 and 1997, respectively (Note 5)               160,803       31,587
------------------------------------------------------------------------------------
  Total assets                                               $3,008,125   $2,402,752
====================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term bank loans (Note 12)                              $   17,645   $   19,852
Current maturities of long-term debt (Note 13)                   71,634       90,330
Accounts payable                                                184,443       90,988
Accrued liabilities and other current liabilities               219,132      189,316
------------------------------------------------------------------------------------
  Total current liabilities                                     492,854      390,486
------------------------------------------------------------------------------------
Long-term debt (Note 13)                                      1,057,313      686,298
Minority interest (Note 8)                                      227,215      197,289
Deferred income tax liability (Note 9)                           35,008        9,234
Other non-current liabilities                                    63,368       56,888
Commitments and contingencies (Note 15) Shareholders' equity:
Founder's shares: no par value--15,000,000 shares authorized,
  7,809,328 and 7,799,362   shares issued and outstanding in
  1998 and 1997, respectively, at stated value                       --           --
Capital stock:
  Common shares no par value--60,000,000 authorized,
    31,237,313 and 31,197,450 shares issued and
    outstanding in 1998 and 1997, respectively, at stated
    value                                                        31,237       31,198
  Class B shares no par value--60,000,000 authorized
    30,953,412 and 30,933,246 shares issued and
    outstanding in 1998 and 1997, respectively, at
    stated value                                                 30,954       30,933
Paid-in surplus                                                 347,019      346,437
Retained earnings                                               884,615      815,795
Cumulative translation adjustments                              (27,434)     (36,266)
------------------------------------------------------------------------------------
                                                              1,266,391    1,188,097
Less--Treasury stock, 1,921,905 Common shares and
  5,766,905 Class B shares in 1998, and 1,601,905
  Common shares and 5,607,605 Class B shares in 1997           (134,024)    (125,540)
------------------------------------------------------------------------------------
  Total shareholders' equity                                  1,132,367    1,062,557
------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                 $3,008,125   $2,402,752
====================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
(in thousands, except share data)

=================================================================================================================
                                                                                          Cumulative
                                                        Capital     Paid-in    Retained  translation     Treasury
                                                          stock     surplus    earnings  adjustments        stock
-----------------------------------------------------------------------------------------------------------------
Balance, November 30, 1995                            $  45,513   $  70,861   $ 527,673    $  11,217    $ (15,011)
Net income                                                   --          --      91,940           --           --
Public offering of 8,200,000 Class B shares               8,200     134,963          --           --           --
Issuance of 7,600,016 Class B shares in connection
  with the merger of Stolt Partner S.A                    7,600     132,202          --           --     (106,949)
Distribution of 282,332 treasury stock in
  connection with the acquisition of a subsidiary            --          --          --           --        5,174
Exercise of stock options for 182,030 Common
  shares and 91,008 Class B shares                          273       2,637          --           --           --
Issuance of 123,008 Founder's shares                         --          --          --           --           --
Purchase of treasury stock--500,000 Common shares            --          --          --           --       (8,278)
Cash dividends paid--$0.25 per Common and
  Class B share                                              --          --     (13,602)          --           --
Cash dividends paid--$0.005 per Founder's share              --          --         (39)          --           --
Translation adjustments, net                                 --          --          --       (9,554)          --
-----------------------------------------------------------------------------------------------------------------
Balance, November 30, 1996                               61,586     340,663     605,972        1,663     (125,064)
Net income                                                   --          --     237,109           --           --
Exercise of stock options for 363,645 Common
  shares and 181,334 Class B shares                         545       5,774          --           --           --
Issuance of 90,911 Founder's shares                          --          --          --           --           --
Purchase of treasury stock--20,700 Common shares             --          --          --           --         (476)
Cash dividends paid--$0.50 per Common and
  Class B share                                              --          --     (27,247)          --           --
Cash dividends paid--$0.005 per Founder's share              --          --         (39)          --           --
Translation adjustments, net                                 --          --          --      (37,929)          --
-----------------------------------------------------------------------------------------------------------------
Balance, November 30, 1997                               62,131     346,437     815,795      (36,266)    (125,540)
Net income                                                   --          --      96,275           --           --
Exercise of stock options for 39,863 Common
  shares and 20,166 Class B shares                           60         582          --           --           --
Issuance of 9,966 Founder's shares                           --          --          --           --           --
Purchase of treasury stock--320,000 Common
  shares and 159,300 Class B shares                          --          --          --           --       (8,484)
Cash dividends paid--$0.50 per Common
  and Class B share                                          --          --     (27,416)          --           --
Cash dividends paid--$0.005 per Founder's share              --          --         (39)          --           --
Translation adjustments, net                                 --          --          --        8,832           --
-----------------------------------------------------------------------------------------------------------------
Balance, November 30, 1998                            $  62,191   $ 347,019   $ 884,615    $ (27,434)   $(134,024)
=================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows
(in thousands)

===============================================================================================
For the years ended November 30,                                 1998         1997         1996
-----------------------------------------------------------------------------------------------
Cash flows from operating activities:
Income before extraordinary item                            $  96,275    $ 229,693    $  91,940
Adjustments to reconcile income before
  extraordinary item to net cash provided
  by operating activities:
  Depreciation of fixed assets                                128,589      112,410      107,029
  Amortization of intangible assets                             4,225        2,297        1,837
  Amortization of drydock costs                                18,303       19,365       23,931
  Provisions for reserves, taxes and lease payments            26,283        7,582        6,455
  Equity in net income of non-consolidated
  joint ventures                                              (17,250)     (19,592)     (13,108)
  Minority interest                                            32,613       15,992       (3,829)
  Gain on disposal of assets, net                             (16,384)     (10,633)      (6,815)
  Write down of certain assets                                     --       28,098           --
  Gain on sale of common stock of a subsidiary, net                --     (139,508)          --
Changes in assets and liabilities, net of
  effect of acquisitions, divestitures and
  declared dividends:
  Increase in trade receivables                               (21,413)     (45,681)     (40,030)
  Decrease (increase) in inventories                           14,685      (19,475)      (6,433)
  Increase in prepaid expenses and other
  current assets                                              (19,979)      (3,528)      (5,093)
  (Decrease) increase in accounts payable and
  accrued liabilities                                         (14,746)      30,496       (3,717)
Payments of drydock costs                                     (15,632)     (23,542)     (21,009)
Other, net                                                     (3,607)      (4,961)       9,450
-----------------------------------------------------------------------------------------------
    Net cash provided by operating activities                 211,962      179,013      140,608
===============================================================================================
Cash flows from investing activities:
  Capital expenditures                                       (378,809)    (450,916)    (396,370)
  Proceeds from sales of ships and other assets                57,627       47,934       46,727
  Acquisition of subsidiaries, net of cash acquired          (217,584)     (22,268)          --
  (Investment in and advances to) repayments
  from affiliates and others, net                             (31,758)     (14,708)       3,129
  Dividends from non-consolidated joint ventures               18,384       13,249       14,879
  Decrease in restricted cash deposits                          5,756        5,053        1,201
  Other, net                                                   (9,379)      (8,198)        (747)
-----------------------------------------------------------------------------------------------
    Net cash used in investing activities                    (555,763)    (429,854)    (331,181)
===============================================================================================
Cash flows from financing activities:
  (Decrease) increase in loans payable to banks, net           (2,455)      (3,758)      14,741
  Repayment of long-term debt                                 (82,731)    (211,275)    (320,831)
  Principal payments under capital lease obligations           (2,731)        (747)      (1,266)
  Proceeds from issuance of long-term debt
     --Private Placement                                      216,000      125,000      187,000
  Proceeds from issuance of long-term debt
     --ship financing/other                                   219,074      121,920      180,047
  Proceeds from Class B share equity offering                      --           --      143,163
  Proceeds from secondary offerings by subsidiary, net             --      179,797           --
  Proceeds from sale of common stock in a subsidiary, net          --      117,060           --
  Proceeds from exercise of stock options in the
     Company and Stolt Comex Seaway                             1,033        6,319        2,910
  Purchases of treasury stock                                  (8,484)        (476)      (8,278)
  Dividends paid                                              (27,455)     (27,286)     (13,641)
  Proceeds from early repayment of debt                            --        7,416           --
  Other, net                                                       --           --          (19)
-----------------------------------------------------------------------------------------------
    Net cash provided by financing activities                 312,251      313,970      183,826
===============================================================================================
Effect of exchange rate changes on cash                           755       (1,336)        (765)
-----------------------------------------------------------------------------------------------
    Net (decrease) increase in cash and cash
       equivalents                                            (30,795)      61,793       (7,512)
Cash and cash equivalents at beginning of year                 68,571        6,778       14,290
-----------------------------------------------------------------------------------------------
    Cash and cash equivalents at end of year                $  37,776    $  68,571    $   6,778
===============================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements For the years ended November 30, 1998, 1997, and 1996 a29

1 THE COMPANY

Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (together, the "Company") is engaged in three businesses: Transportation Services, Subsea Services, and Seafood.

The Transportation Services business, which is carried out through Stolt-Nielsen Transportation Group ("SNTG"), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other speciality liquids providing its customers with integrated logistics solutions by utilizing its parcel tanker, tank container, terminal, barge, and rail services.

The Subsea Services business is carried out through Stolt Comex Seaway S.A. ("SCS"), a subsidiary in which the Company held a 43% economic interest and a 60% voting interest at November 30, 1998. SCS is among the largest subsea services contractors in the world providing technologically sophisticated subsea engineering, flexible and rigid flowline lay, subsea construction, inspection, maintenance, and repair services to its customers in the offshore oil and gas industry.

The Seafood business, wholly-owned by the Company and carried out through Stolt Sea Farm ("SSF"), produces, processes, and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon, and caviar.

2 SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the financial statements of all majority-owned companies after the elimination of all significant intercompany transactions and balances. The results of SCS are included in the consolidated results of the Company because the Company holds a 60% voting interest in SCS. The Company has equity investments of 50% or less in various affiliated companies which are accounted for using the equity method.

SNTG operates the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the co-ordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service participants in the deep sea intercontinental market. Net revenue available for distribution to the participants is defined in the Joint Service Agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, its number of operating days during the period, and an earnings factor assigned. For the years ended November 30, 1998, 1997, and 1996, SNTG received approximately 72%, 86%, and 87%, respectively, of the net revenues of the Joint Service. The financial statements of the Joint Service have been included in the accompanying consolidated financial statements, with a provision included in tanker operating expenses for the amount of net revenues distributed to the minority participants. These provisions were approximately $92.8 million, $43.3 million, and $43.2 million for the years ended November 30, 1998, 1997, and 1996, respectively, and include amounts distributed to non-consolidated joint ventures of SNTG of $34.2 million, $22.0 million, and $24.2 million. The amounts distributed are net of commissions to SNTG of $2.3 million, $0.7 million, and $0.7 million for the years ended November 30 1998, 1997, and 1996, respectively. As of November 30, 1998 and 1997, the net amounts payable to participants in which the Company holds an equity interest for amounts to be distributed by the Joint Service were $3.8 million and $0.4 million, respectively. These amounts are included in accrued liabilities and other current liabilities in the accompanying consolidated balance sheets as at November 30, 1998 and 1997.

Revenue Recognition

SNTG.   Consistent with shipping industry practice, revenues from tanker operations are shown in the consolidated statements of income net of commissions, sublet costs, transshipment, and barging expenses.

The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of income. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. As of November 30, 1998 and 1997, deferred revenues of $29.3 million and $26.3 million, respectively, are included in accrued liabilities and other current liabilities in the accompanying consolidated balance sheets.

SCS.   Long-term contracts of SCS are accounted for using the percentage of completion method. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. Provisions for anticipated losses are made in the period in which they become known. A major portion of SCS's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business. The majority of such items are agreed and settled in full by the customers, but occasionally there is a time lag between the end of the project and the agreement of such variation orders. In these instances management make estimates of the recoverability of the sums involved and establish a reserve against related contract receivables. The net amounts recoverable amounted to $1.9 million and $3.8 million in 1998 and 1997, respectively.

SSF.   SSF recognizes revenues on dispatch of product to customers.

Foreign Currency Translation

The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52. Under SFAS No. 52, assets and liabilities denominated in

Notes to Consolidated Financial Statements continued

foreign currencies are generally translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the period. The resulting translation adjustments are recorded in a separate component of shareholders' equity as "Cumulative translation adjustments." Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in "Foreign currency exchange (loss) gain, net" in the accompanying consolidated statements of income.

Capitalized Interest

Interest costs during the construction period of significant assets are capitalized and charged to expense over the lives of the related assets. The Company capitalized $16.2 million, $9.9 million, and $5.4 million of interest expense in fiscal years 1998, 1997, and 1996, respectively.

Earnings per Share

The Company has adopted the provisions of SFAS No. 128, "Earnings per Share." This standard requires companies to present basic and diluted earnings per share ("EPS"), instead of primary and fully diluted EPS previously required. The adoption of the new standard is required for the year ended November 30, 1998 and requires restatement of EPS of all previous periods presented. Basic EPS has been computed by dividing net income by the weighted average number of shares and equivalents outstanding during the period. Diluted EPS is computed by adjusting the weighted average number of shares and equivalents outstanding during the period for all dilutive potential shares and equivalents outstanding during the period and adjusting net income for any changes that would result from the conversion of such potential shares and equivalents. As further discussed in Note 17, Founder's shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for years out of which dividends are declared, and are limited to $0.05 per share upon liquidation. For purposes of computing EPS, dividends paid on Founder's shares are deducted from earnings to arrive at earnings available to Common and Class B shareholders.

The outstanding stock options under the Company's 1987 Stock Option Plan and 1997 Stock Option Plan (Note 18) are included in the diluted EPS calculation to the extent they are dilutive. In accordance with SFAS 128, the following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

                                                For the years ended November 30,
================================================================================
(in thousands, except per share data)        1998         1997         1996
--------------------------------------------------------------------------------
Income before extraordinary item        $  96,275    $ 229,693    $  91,940
Less: Dividends on Founder's shares           (39)         (39)         (39)
--------------------------------------------------------------------------------
Income before extraordinary item
   attributable to Common and Class
   B shareholders                          96,236      229,654       91,901
Extraordinary item--gain on early
   repayment of debt, net of taxes             --        7,416           --
--------------------------------------------------------------------------------
Net income attributable to Common and
   Class B shareholders                 $  96,236    $ 237,070    $  91,901
================================================================================
Basic weighted average shares              54,732       54,658       53,156
Options issued to executives
  (Note 18)                                   266          781          225
--------------------------------------------------------------------------------
Diluted weighted average shares            54,998       55,439       53,381
================================================================================
Basic EPS
   Income before extraordinary item     $    1.76    $    4.20    $    1.73
   Net income                                1.76         4.34         1.73
Diluted EPS
   Income before extraordinary item     $    1.75    $    4.14    $    1.72
   Net income                                1.75         4.28         1.72
================================================================================

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventory

SCS inventories are stated at the lower of cost or market value. Cost is generally determined using the weighted average cost method. Mobilization costs (costs, principally labor and materials, of fitting out and preparing equipment for specific contracts) are amortized over the shorter of the expected duration of the related contracts or the estimated useful life of the equipment. Mobilization costs and contract progress payments of $2.6 million and $6.8 million in 1998 and 1997, respectively, are included in work-in-progress.

SSF's raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products.

Depreciation of Fixed Assets

Tankers are depreciated on a straight-line basis to a residual value of 10% of cost over management's estimate of the ships' useful lives from acquisition, which range up to 25 years.

Tank containers are depreciated on a straight-line basis over their estimated useful lives of 20 years.

Terminal facility assets are depreciated substantially on a straight-line basis over their estimated useful lives, which primarily range from five to 40 years. The most significant assets, storage tanks, are depreciated over 30 years.

SCS assets are depreciated on a straight-line basis over their estimated useful lives which range from seven to 10 years for operating equipment, six to 25 years for construction support ships, and five to 33 years for buildings and other assets.

SSF facilities are depreciated substantially on a straight-line basis over their estimated useful lives, which range from four to 20 years.

Other fixed assets consist primarily of furniture and fixtures which are depreciated on a straight-line basis over their estimated useful lives of three to 10 years.

Depreciation expense, which excludes amortization of capitalized dry dock costs, for the years ended November 30, 1998, 1997 and 1996 was $128.6 million, $112.4 million, and $107.0 million, respectively.

Drydock costs are capitalized under the deferral method, whereby the Company capitalizes its drydock costs and amortizes them over the period until the next drydock. Amortization of capitalized drydock costs was $18.3 million, $19.4 million, and $23.9 million for the years ended November 30, 1998, 1997, and 1996, respectively. The unamortized portion of capitalized drydock costs of $41.8 million and $33.8 million is included in "Investments in non-consolidated joint ventures and other assets" in the accompanying consolidated balance sheets at November 30, 1998 and 1997, respectively.

Maintenance and repair costs, which exclude amortization of the costs of ship surveys, drydock, and renewals of tank coatings, for the years ended November 30, 1998, 1997, and 1996 were $56.6 million, $52.7 million, and $51.2 million, respectively.

Effective December 1, 1996, the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed
Of." The impact of adopting this standard is set out in Note 6 to the financial statements.

Financial Instruments

The Company enters into forward exchange and options contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed exposures. This hedging minimizes the impact of foreign exchange rate movement on the Company's U.S. dollar results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts generally offset gains and losses on the assets and liabilities being hedged. Contracts are generally held to their maturity date, which matches that of the assets or liabilities hedged.

Gains and losses on these foreign exchange contracts are deferred and included in the basis of the transaction when it is completed. Losses are not deferred if it is estimated that deferral would lead to recognizing losses in later periods.

The Company also uses interest rate swaps to hedge underlying debt obligations. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swap.

The Company does not engage in foreign currency speculation.

Cash flows resulting from hedge contracts which are accounted for as hedges of identifiable transactions or events are classified in the consolidated statements of cash flows in the same category as the cash flows from the items being hedged. Net cash flows from such contracts in 1998, 1997, and 1996 were not significant.

Consolidated Statements of Cash Flows

Net cash paid for interest and income taxes was as follows:

                                                For the years ended November 30,
================================================================================
(in thousands)                                       1998       1997       1996
--------------------------------------------------------------------------------
Interest, net of amounts capitalized              $58,353    $58,107    $54,398
Income taxes                                        8,534      4,528      1,480
================================================================================

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of certain assets acquired. Goodwill and other intangible assets, which includes patents and trademarks, are being amortized on a straight-line basis, over periods of five to 40 years. The Company continuously monitors the realizable value of goodwill and other intangible assets using expected related future undiscounted cash flows. Total amortization of goodwill and other intangibles was $4.2 million, $2.3 million, and $1.8 million in 1998, 1997, and 1996, respectively.

Stock-based Compensation

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue accounting for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123 (Note 18).

Future Adoption of New Accounting Standards

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public

Notes to Consolidated Financial Statements continued

Accountants issued the Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which provides guidance on accounting for the costs of computer software developed or obtained for internal use. This SOP requires computer software costs that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of the SOP have been met, directly attributable development costs should be capitalized. It also provides guidance on the treatment of upgrade and maintenance expenditure. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Costs incurred prior to initial application of this SOP, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. The Company has not determined the impact that this SOP will have on its consolidated financial statements.

SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," have been issued and are effective for fiscal year beginning after December 15, 1997. SFAS No. 130 defines comprehensive income and outlines certain reporting and disclosure requirements related to comprehensive income. SFAS No. 131 requires certain disclosures about business segments of an enterprise, if applicable. The adoption of SFAS No. 130 and SFAS No. 131 is not expected to have a significant effect on Company's financial statements or disclosures.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for a qualifying hedge allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to derivatives and certain derivative instruments embedded in hybrid contracts that were issued acquired, or substantively modified after December 31, 1997.

The Company has not yet quantified the impacts of adopting SFAS No. 133 on the amounts presented under U.S. generally accepted accounting standards. However, the Statement could increase volatility in earnings and other comprehensive income.

3 BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

Segment information as of and for the years ended November 30, 1998, 1997, and 1996 is as follows:

                                    For the years ended November 30,
========================================================================
(in millions)                             1998      1997       1996
------------------------------------------------------------------------
Net operating revenue:
Stolt-Nielsen
   Transportation Group:
     Tankers                           $   658   $   665    $   656
     Tank Containers                       219       219        186
     Terminals                              54        47         49
Stolt Comex Seaway                         650       431        313
Stolt Sea farm                             216       164        147
------------------------------------------------------------------------
                                       $ 1,797   $ 1,526    $ 1,351
========================================================================
Income from operations:
Stolt-Nielsen
  Transportation Group:
   Tankers                             $    61   $    95    $   115
   Tank Containers                          29        36         27
   Terminals                                 8        (9)         7
Stolt Comex Seaway                          78        55         (3)
Stolt Sea farm                              14       (11)       (10)
------------------------------------------------------------------------
                                       $   190   $   166    $   136
========================================================================
Depreciation and amortization:
Stolt-Nielsen
  Transportation Group:
   Tankers--amortization
     of drydock costs                  $    15   $    19    $    24
   Tankers--other                           66        59         56
   Tank Containers                          13        13         11
   Terminals                                10        11          9
Stolt Comex Seaway--
   amortization of
   drydock costs                             3        --         --
Stolt Comex Seaway--other                   36        25         26
Stolt Sea Farm                               8         7          7
------------------------------------------------------------------------
                                       $   151   $   134    $   133
========================================================================
Capital expenditures:
Stolt-Nielsen Transportation Group:
   Tankers                             $   206   $   277    $   284
   Tank Containers                          20        30         39
   Terminals                                16        23         16
Stolt Comex Seaway                         123       109         40
Stolt Sea Farm                              14        12         17
------------------------------------------------------------------------
                                       $   379   $   451    $   396
========================================================================

                                                      As of November 30,
========================================================================
(in millions)                             1998      1997       1996
------------------------------------------------------------------------
Identifiable assets:
Stolt-Nielsen Transportation Group:
   Tankers                             $ 1,485   $ 1,350    $ 1,111
   Tank Containers                         220       214        181
   Terminals                               217       185        134
Stolt Comex Seaway                         877       457        357
Stolt Sea farm                             209       197        195
------------------------------------------------------------------------
                                       $ 3,008   $ 2,403    $ 1,978
========================================================================

The following table sets out operating revenue in the major geographical areas of the world for the Company's businesses for each of the periods indicated. SNTG operating revenue is allocated on the basis of the geographical area where cargo is loaded.

                                               For the years ended November 30,
===============================================================================
(in millions)                                  1998          1997          1996
-------------------------------------------------------------------------------
Net operating revenue:
Stolt-Nielsen Transportation
   Group--Tankers:
North America                               $   313       $   329       $   310
Europe                                          146           160           154
Asia                                            152           165           155
Other areas and
   miscellaneous revenue                        105            75            86
Less commissions, sublet
   costs, transshipment and
   barging expenses                             (58)          (64)          (49)
-------------------------------------------------------------------------------
                                            $   658       $   665       $   656
===============================================================================
Stolt-Nielsen Transportation
   Group--Tank Containers:
North America                               $    78       $    81       $    66
Europe                                           76            68            55
Asia                                             54            57            53
South America and other                          11            13            12
-------------------------------------------------------------------------------
                                            $   219       $   219       $   186
===============================================================================
Stolt-Nielsen Transportation
   Group--Terminals:
North America                               $    48       $    42       $    46
South America                                     6             5             3
-------------------------------------------------------------------------------
                                            $    54       $    47       $    49
===============================================================================
Stolt Comex Seaway:
North America                               $    63       $     9       $     8
Europe                                          433           339           217
Asia                                             38            40            39
South America and other                         116            43            49
-------------------------------------------------------------------------------
                                            $   650       $   431       $   313
===============================================================================
Stolt Sea Farm:
North America                               $    88       $    62       $    59
Europe                                           52            54            72
Asia and other                                   76            48            16
-------------------------------------------------------------------------------
                                            $   216       $   164       $   147
===============================================================================
Total                                       $ 1,797       $ 1,526       $ 1,351
===============================================================================

The following table sets out income from operations and identifiable assets by geographic area for the Company's businesses. SNTG's tanker and tank container operations and SCS operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these businesses and the income from operations of SNTG's tanker and tank container operations to specific geographical areas.

                                               For the years ended November 30,
===============================================================================
(in millions)                                            1998     1997     1996
-------------------------------------------------------------------------------
Income from operations:
Stolt-Nielsen Transportation
   Group--Terminals:
North America                                           $  10    $  (8)   $   7
South America                                              (2)      (1)      --
-------------------------------------------------------------------------------
                                                        $   8    $  (9)   $   7
===============================================================================
Stolt Comex Seaway:
North America                                           $   6    $  --    $  (3)
Europe                                                     64       44        4
Asia                                                        6        6       (2)
South America and other                                     2        5       (2)
-------------------------------------------------------------------------------
                                                        $  78    $  55    $  (3)
===============================================================================
Stolt Sea farm:
North America                                           $  11    $  (3)   $   5
Europe                                                      3       (8)     (11)
Asia and other                                             --       --       (4)
-------------------------------------------------------------------------------
                                                        $  14    $ (11)   $ (10)
===============================================================================

                                                             As at November 30,
===============================================================================
(in millions)                                            1998     1997     1996
--------------------------------------------------------------------------------
Identifiable assets:
Stolt-Nielsen Transportation
   Group--Terminals:
North America                                           $ 181    $ 155    $ 115
South America                                              36       30       19
-------------------------------------------------------------------------------
                                                        $ 217    $ 185    $ 134
===============================================================================
Stolt Sea Farm:
North America                                           $  73    $  85    $  72
Europe                                                    121       98      115
Asia and other                                             15       14        8
-------------------------------------------------------------------------------
                                                        $ 209    $ 197    $ 195
===============================================================================

Indirect costs and assets have been apportioned to the businesses on the basis of corresponding direct costs and assets.

Notes to Consolidated Financial Statements continued

4 EQUITY INVESTMENTS

Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements, is as follows:

Income statement data:

                                                For the years ended November 30,
================================================================================
(in millions)                                          1998      1997       1996
--------------------------------------------------------------------------------
Net operating revenue                                  $331      $293       $235
Gross profit                                             63        72         67
Net income                                               39        48         22
================================================================================

Balance sheet data:

                                                              As of November 30,
================================================================================
(in millions)                                                    1998       1997
--------------------------------------------------------------------------------
Current assets                                                   $129       $101
Non-current assets                                                287        119
Current liabilities                                                97         82
Non-current liabilities                                           193        103
================================================================================

The income statement data for the joint ventures presented above includes the following expenses related to transactions with the Company:

                                                For the years ended November 30,
================================================================================
(in millions)                                          1998      1997       1996
--------------------------------------------------------------------------------
Charter hire expense                                  $48.4     $45.0      $40.2
Management and other fees                               3.5       7.0       19.1
Freight and Joint Service Commission                    1.2       0.7        0.6
Interest expense                                        1.8       2.4        2.7
================================================================================

The joint ventures also recorded the following revenues related to transactions with the Company:

                                                For the years ended November 30,
================================================================================
(in millions)                                               1998    1997    1996
--------------------------------------------------------------------------------
Charter hire revenue                                       $29.6   $22.0   $20.6
Tank container cleaning station revenue                      4.5     4.2     4.3
Rental income (from office building
   leased to the Company)                                    2.3     2.2     2.2
================================================================================

The balance sheet data includes:

                                                              As of November 30,
================================================================================
(in millions)                                                    1998       1997
--------------------------------------------------------------------------------
Amounts due from the Company                                    $ 4.9      $ 0.4
Amounts due to the Company                                       24.3       16.0
================================================================================

Included within "Amounts due to the Company" is $17.2 million and $9.6 million at November 30, 1998 and 1997 respectively, for trading balances. These amounts are reflected in the consolidated balance sheet as "Receivables from related parties."

5 BUSINESS ACQUISITION

On August 18, 1998, SCS acquired Ceanic Corporation (later renamed Stolt Comex Seaway Inc.) for a cash purchase price of $218.9 million including transaction costs. The transaction has been accounted for under the purchase method of accounting.

The purchase price generated goodwill of approximately $114.8 million which is being amortized on a straight-line basis over 25 years. The Company does not believe that the final purchase price allocation will differ significantly from the preliminary allocation.

The Company's share in the results of Ceanic has been included in the consolidated statements of income from the date of acquisition. The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and the former Ceanic Corporation as if the acquisition occurred at the beginning of each respective year. The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future. Pro forma adjustments include depreciation and amortization, interest charges on debt and lines of credit, tax benefit related to additional interest charges, and minority interests:

                                                For the years ended November 30,
================================================================================
(in thousands, except per share data)             1998         1997         1996
--------------------------------------------------------------------------------
Net operating revenue                       $1,916,445   $1,656,534   $1,455,238
Income before
   extraordinary item                           90,577      222,511       84,895
Net income                                      90,577      229,927       84,895
Basic EPS
   Income before
      extraordinary item                         $1.65        $4.07        $1.60
   Net income                                     1.65         4.21         1.60
Diluted EPS
   Income before
      extraordinary item                         $1.65        $4.01        $1.59
   Net income                                     1.65         4.15         1.59
================================================================================

6 NON-RECURRING ITEMS

Effect of Accounting Policy Change in Stolt Comex Seaway

As a consequence of the acquisition of Ceanic in August 1998, SCS changed its accounting policy from an accrual basis to a deferral basis. The effect of this change is a gain of $3.1 million, net of taxes, which has been included in "Other non-operating income."

Write Down of Certain Assets

Effective December 1, 1996, the Company adopted SFAS No. 121. In 1997, as a consequence the Company recognized a write down within SNTG amounting to $11.6 million, before income tax, in respect of certain assets at its Perth Amboy terminal. Projections indicated that due to the downturn in the North East U.S. specialty chemical industry and a reduced market demand for the type of storage facilities offered by these assets, the cashflows which will be generated by the assets did not support their carrying value. The assets were written down to values considered by management to be their fair market value.

In 1997, the Company also recognized a write down of $4.2 million, before income tax, in respect of certain assets in SCS which are unable to generate sufficient utilization, and therefore cashflows, to support their net book value.

In July 1997, the Norwegian government reached an agreement with the European Union ("EU") for a five year period to regulate the supply of Norwegian salmon into the EU market. In addition, the Norwegian government has maintained feed quota and production regulations which have a significant impact on the cost-competitiveness of the Norwegian operation of SSF. In the light of these events, the Company considered that the cost of its investment in its SSF Norwegian operation was permanently impaired, and in 1997 wrote down the entire goodwill balance of $3.6 million relating to this investment. Projections also indicated that future cashflows to be generated from certain other assets of SSF may not be sufficient to recover their carrying value, and accordingly, the Company recognized a write down of $8.7 million in 1997 in respect of these assets.

Gain on Sale of Common Stock of Subsidiary

In March 1997, SCS completed a secondary offering of 8.05 million new Common shares at a per share price of $8.23 raising proceeds, net of expenses, of $64.6 million. Concurrently, SCS exchanged 14.0 million Class B shares (which are economically equivalent to 7.0 million Common shares) for $57.6 million of debt owed to SNSA. As a consequence of the offering and the debt-for-equity exchange, the Company realized a gain, on a before and after income tax basis, of $9.5 million on the reduction of its economic interest in SCS from 70% to 60%.

In November 1997, SCS completed a secondary offering of 4.0 million Common shares. In conjunction with the offering, SNSA sold 4.0 million Common shares of SCS. Both transactions were carried out at a per share price of $29.27, raising proceeds, net of expenses, of $232.2 million. These transactions resulted in the Company realizing a gain, on a before and after income tax basis, of $130.0 million as the Company's economic interest in SCS was reduced from 60% to 43%.

In January 1998, subsequent to the above transactions, SCS completed a two-for-one share split. The share figures and the per share prices quoted above have been restated to reflect the share split.

Extraordinary Item

In October 1997, the Company prepaid debt relating to the first four ships in SNTG's Danish newbuilding series. The early repayment of the debt under the terms of the loan agreement with the Danish Ship Credit Fund resulted in an extraordinary gain, on a before and after income tax basis, of $7.4 million.

Restructuring Charges

During 1996, the Company restructured SSF in order to reduce overhead and improve flexibility by making increased use of external suppliers for value added processing. A provision of $3.9 million was made in the year to cover severance costs, write downs of fixed assets and site closure costs primarily at SSF's production sites in Norway. As of November 30, 1998, there was no material remaining liability relating to the 1996 restructuring program and there was no material difference between the provision and the amount subsequently paid.

7 GAIN ON DISPOSAL OF ASSETS, NET

Gain on disposals of assets is comprised of the following:

                                                For the years ended November 30,
================================================================================
(in thousands)                                       1998        1997       1996
--------------------------------------------------------------------------------
Insurance settlement for total
   constructive loss of
   SNTG ship                                     $ 10,208    $     --   $     --
Sale of SNTG ships                                    466       5,294      4,906
Sale of SSF fish farm concessions                   5,243          --         --
Sale of investments                                    --          --      1,264
Sale of SCS assets                                   (342)      4,874         --
Sale of other assets                                  809         465        645
--------------------------------------------------------------------------------
                                                 $ 16,384    $ 10,633   $  6,815
================================================================================

8 MINORITY INTEREST

The minority interest in the consolidated balance sheets of the Company primarily reflects the minority interest in SCS. During 1997, the Company's economic ownership in SCS decreased from 70% to 43% (Note 6). The consolidated statements of income also reflect the minority interest in SCS and, in the case of 1996, in Stolt Partner S.A. During 1996, the Company acquired the remaining 23.5% of shares in Stolt Partner S.A. that it did not already hold and merged the company into SNTG.

Notes to Consolidated Financial Statements continued

9 INCOME TAXES

The 1998, 1997, and 1996 income tax provision consists of the following by business segment:

                                               For the year ended November 30, 1998
===================================================================================
(in thousands)                             SNTG         SCS         SSF       Total
-----------------------------------------------------------------------------------
Current:
U.S.                                   $    716    $  1,361    $     64    $  2,141
Non-U.S                                   2,244       7,074       1,403      10,721
Deferred:
U.S.                                        886          --         730       1,616
Non-U.S                                      71       9,102       2,879      12,052
-----------------------------------------------------------------------------------
Income tax provision                   $  3,917    $ 17,537    $  5,076    $ 26,530
===================================================================================

                                               For the year ended November 30, 1997
===================================================================================
(in thousands)                             SNTG         SCS         SSF       Total
-----------------------------------------------------------------------------------
Current:
U.S.                                   $    785    $     --    $    453    $  1,238
Non-U.S                                   5,266       1,991         285       7,542
Deferred:
U.S.                                     (4,260)         --         400      (3,860)
Non-U.S                                     (75)      9,147        (831)      8,241
-----------------------------------------------------------------------------------
Income tax provision                   $  1,716    $ 11,138    $    307    $ 13,161
===================================================================================

                                               For the year ended November 30, 1996
===================================================================================
(in thousands)                             SNTG         SCS         SSF       Total
-----------------------------------------------------------------------------------
Current:
U.S.                                   $  2,740    $     --    $    372    $  3,112
Non-U.S                                   1,556       1,063       1,090       3,709
Deferred:
U.S.                                         90          --         221         311
Non-U.S                                      54      (2,821)     (1,419)     (4,186)
-----------------------------------------------------------------------------------
Income tax provision (benefit)         $  4,440    $ (1,758)   $    264    $  2,946
===================================================================================

Substantially all of SNTG's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on shipping operations. Pursuant to the Internal Revenue Code of the U.S., effective for the Company's fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ship meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ship must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations that meet certain residency requirements. The Internal Revenue Service has agreed that the Company qualifies for this exemption for years up to and including fiscal 1992, but may review the Company's qualification for fiscal 1993 onwards.

The Company believes that substantially all of SNTG's shipowning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. For these reasons, no provision for U.S. income taxes has been made with respect to SNTG's U.S. source shipping income.

An analysis of the Company's deferred tax assets and liabilities as of November 30, 1998 and 1997 is set out in the table below. A valuation allowance has been recorded to reduce the deferred tax asset to an amount that management believe is more likely than not to be realized:

===============================================================================
1998 Deferred tax (liabilities)/
assets (in thousands)                          SNTG           SCS           SSF
-------------------------------------------------------------------------------
Net operating loss carryforwards           $  6,831      $ 22,694      $ 22,167
Valuation allowances                         (2,144)       (7,291)      (14,204)
-------------------------------------------------------------------------------
Net operating loss carryforwards
   after valuation allowances                 4,687        15,403         7,963
Differences between book and
   tax depreciation                         (16,801)      (39,481)        9,733
U.S. State deferred taxes                    (1,790)           --            --
Other timing differences--net                 7,275         7,127       (26,170)
-------------------------------------------------------------------------------
Net deferred tax liability                 $ (6,629)     $(16,951)     $ (8,474)
-------------------------------------------------------------------------------
Deferred tax asset                         $     --      $  2,954      $     --
Deferred tax liability                       (6,629)      (19,905)       (8,474)
-------------------------------------------------------------------------------
                                           $ (6,629)     $(16,951)     $ (8,474)
===============================================================================

===============================================================================
1997 Deferred tax (liabilities)/
assets (in thousands)                              SNTG         SCS         SSF
-------------------------------------------------------------------------------
Net operating loss carryforwards               $  7,379    $ 30,240    $ 29,980
Valuation allowances                             (1,845)     (9,970)    (20,323)
-------------------------------------------------------------------------------
Net operating loss carryforwards
   after valuation allowances                     5,534      20,270       9,657
Differences between book and
   tax depreciation                             (16,563)    (15,865)     (1,887)
U.S. State deferred taxes                        (1,475)         --          --
Other timing differences--net                     7,459         568     (11,959)
-------------------------------------------------------------------------------
Net deferred tax (liability) asset             $ (5,045)   $  4,973    $ (4,189)
===============================================================================

Management consider that net operating losses ("NOLs") carried forward, to the extent that valuation allowances have not been provided, will result in a realizable tax asset as a result of expected future profitability.

Included within the SSF deferred tax liability in 1998 is an amount of $13.3 million arising in Canada. This results primarily from provisions under Canadian tax law which permit operators of sea farming facilities to report income for tax purposes using cash-basis accounting, effectively deducting investments in working capital for tax purposes. Also included within the SSF deferred tax liability is $10.2 million arising in Norway as Norwegian tax law permits cash-basis accounting for certain expenses associated with inventory growth.

For SNTG, approximately $19.5 million of NOLs were available at November 30, 1998 to offset future taxable income. These NOLs expire in the years 1999 through 2008 except for approximately $5.0 million which can be carried forward indefinitely. For SCS, approximately $27.1 million of NOLs were available at November 30, 1998 to offset future taxable income. These NOLs expire at various dates through 2005, except those in the United Kingdom, Brazil, Australia and some NOLs in France amounting to $20.7 million which can be carried forward indefinitely. SSF had approximately $74.3 million of NOLs at November 30, 1998. These NOLs expire at various dates through 2007. The group NOLs expire as follows:

================================================================================
(in thousands)
--------------------------------------------------------------------------------
1999                                                                     $ 3,253
2000                                                                       3,481
2001                                                                      12,321
2002                                                                      20,744
2003                                                                      19,381
Thereafter                                                                36,020
================================================================================

A reconciliation of income taxes at the U.S. federal tax rate applied to pre-tax income and the actual income tax provision is shown below:

                                               For the years ended November 30,
===============================================================================
(in thousands)                                 1998          1997          1996
-------------------------------------------------------------------------------
Income before income tax
   provision and extraordinary
   item                                   $ 122,805     $ 242,854     $  94,886
Minority interest                            32,613        15,992        (3,829)
-------------------------------------------------------------------------------
Income before income tax
   provision, minority interest
   and extraordinary item                   155,418       258,846        91,057
Non-U.S. source shipping and
   other income not subject
   to income tax                            (48,526)     (148,800)      (61,167)
U.S. source shipping income
   not subject to income tax                (22,993)      (85,812)      (41,521)
Utilization of loss carryforwards           (20,594)      (10,759)       (7,984)
Losses for which no tax benefit
   is recognized                             10,428        13,267        42,176
-------------------------------------------------------------------------------
                                          $  73,733     $  26,742     $  22,561
===============================================================================

Tax at U.S. federal rate (35%)            $  25,806     $   9,360     $   7,897
Differences between U.S. and
   non-U.S. tax rates                        (3,568)       (2,155)          289
Non-taxable dividend income
   from non-consolidated
   joint ventures                            (1,758)       (1,131)       (1,554)
Exchange gain                                   (49)         (179)         (230)
Change in management's
   estimates of valuation and
   other allowances                           2,266         3,662        (3,305)
Differences between book
   and tax bases                              2,322         1,762          (272)
Tax credits from foreign
   jurisdictions                                (61)           --          (280)
State and local taxes, net of
   federal benefit                              311          (195)         (116)
Non-deductible amortization
   of goodwill and other
   tangibles                                  1,556           798           546
Other non-deductible costs,
   principally travel and
   entertainment expenditures                   647           709           208
Other, net                                     (942)          530          (237)
-------------------------------------------------------------------------------
Income tax provision                      $  26,530     $  13,161     $   2,946
===============================================================================

Withholding and remittance taxes have not been recorded on the undistributed earnings of SNSA's subsidiaries, which represent substantially all of the Company's consolidated retained earnings, primarily because, under the current tax laws of Luxembourg and the countries in which substantially all of SNSA's subsidiaries are incorporated, no taxes would be assessed upon the payment or receipt of dividends. Earnings retained by subsidiaries incorporated in those countries which

Notes to Consolidated Financial Statements continued

impose withholding or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 1998 were not significant.

10 INVENTORIES

Inventories as of November 30, 1998 and 1997 consisted of the following:

================================================================================
1998
(in thousands)                             Total             SCS             SSF
--------------------------------------------------------------------------------
Raw materials                           $  9,667        $     --        $  9,667
Consumables                               17,907          13,871           4,036
Work-in-progress                          13,205          13,205              --
Seafood biomass                           80,566              --          80,566
Finished goods                             6,437              --           6,437
--------------------------------------------------------------------------------
                                        $127,782        $ 27,076        $100,706
================================================================================

================================================================================
1997
(in thousands)                             Total             SCS             SSF
--------------------------------------------------------------------------------
Raw materials                           $  4,908        $     --        $  4,908
Consumables                                5,493           5,202             291
Work-in-progress                           5,680           5,680              --
Seafood biomass                           85,310              --          85,310
Finished goods                             7,880              --           7,880
--------------------------------------------------------------------------------
                                        $109,271        $ 10,882        $ 98,389
================================================================================

11 RESTRICTED CASH DEPOSITS

Restricted cash deposits comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third-party obligations. There are no significant conditions on the restricted cash balances.

12 SHORT-TERM BANK LOANS

Loans payable to banks, which amounted to $17.6 million and $19.9 million as of November 30, 1998 and 1997, respectively, consist principally of drawdowns under bid facilities, lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 5.4% to 9.2%. The weighted average interest rate was 8.0% and 6.3% for the years ended November 30, 1998 and 1997, respectively.

As of November 30, 1998, the Company had various credit lines, including committed lines ranging through 2003 totalling $572.0 million, of which $488.4 million was available for future use. Of the amounts drawn down under these facilities, $66.0 million has been classified as long-term debt as the Company does not intend to repay this amount within one year.

13 LONG-TERM DEBT

Long-term debt as of November 30, 1998 and 1997 consisted of the following:

                                                             As of November 30,
===============================================================================
(in thousands)                                            1998             1997
-------------------------------------------------------------------------------
Senior unsecured notes
   On 11/30/98 interest rates ranged
      from 6.96% to 10.56%, maturities
      vary through 2013                            $   566,969      $   398,565
Preferred ship fixed rate mortgages
   On 11/30/98 fixed interest rates
      ranged from 5.42% to 8.69%,
      maturities vary through 2011                     296,710          265,709
Preferred ship variable rate mortgages
   On 11/30/98 interest rates ranged
      from 4.97% to 5.66%, maturities
      vary through 2007                                 44,007           22,340
Economic development and other bonds
   On 11/30/98 interest rates ranged
      from 3.25% to 6.00%, maturing
      in 2014 and 2018                                  34,600           34,600
Bank and other notes payable                           186,661           55,414
-------------------------------------------------------------------------------
                                                     1,128,947          776,628
Less--current maturities                               (71,634)         (90,330)
-------------------------------------------------------------------------------
                                                   $ 1,057,313      $   686,298
===============================================================================

On November 30, 1997, the Company's senior unsecured notes carried fixed interest rates ranging from 7.72% to 10.56%, preferred ship fixed rate mortgages had interest rates ranging from 5.67% to 8.74%, preferred ship variable rate mortgages had interest rates of 5.21%, and the economic development bonds had interest rates ranging from 4.75% to 10.5%.

Long-term debt is denominated primarily in U.S. dollars, with $7.2 million and $2.2 million denominated in other currencies as of November 30, 1998 and 1997, respectively.

Annual principal repayments of debt for the five years subsequent to November 30, 1998 and thereafter are as follows:

================================================================================
(in thousands)
--------------------------------------------------------------------------------
1999                                                                  $   71,634
2000                                                                      52,765
2001                                                                      53,758
2002                                                                     161,128
2003                                                                     107,112
Thereafter                                                               682,550
--------------------------------------------------------------------------------
                                                                      $1,128,947
================================================================================

Agreements executed in connection with certain debt obligations require that the Company maintain defined financial ratios and also impose certain restrictions relating, among other things, to payment of cash dividends (see Note 20), and purchases, redemptions, etc., of capital. Certain of the debt is secured by mortgages on vessels, tank containers, terminals, and seafood facilities with a net book value of $745.1 million as of November 30, 1998.

14 LEASES

Operating leases

As of November 30, 1998 the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets. Minimum annual lease commitments and sub-lease revenues under agreements which expire at various dates through 2026, and which are payable in various currencies, are as follows:

===============================================================================
(in thousands)
-------------------------------------------------------------------------------
1999                                                                   $116,041
2000                                                                     88,767
2001                                                                     78,480
2002                                                                     36,353
2003                                                                     11,143
Thereafter                                                               13,606
-------------------------------------------------------------------------------
                                                                        344,390
Less--sub-lease revenues                                                (12,468)
-------------------------------------------------------------------------------
                                                                       $331,922
===============================================================================

Rental and charter hire expenses under operating lease agreements for the years ended November 30, 1998, 1997, and 1996 were $121.1 million, $91.0 million, and $103.8 million, respectively, net of sub-lease income of $4.0 million, $0.6 million, and $1.1 million, respectively.

15 COMMITMENTS AND CONTINGENCIES

In 1997, the Company entered into an agreement with Danyard Shipyards to purchase a further two 37,000 deadweight tons ("dwt") parcel tankers at an approximate cost of $76 million each. Under the terms of the contracts, the price for the remaining Danyard ships has been converted to U.S. dollars. The Company has obtained a financing commitment from the Danish Ship Credit Fund for a 14 year financing of up to 80% of the U.S. dollar cost of the two tankers.

The Company had also contracted in March 1995 with a French yard, Societe Nouvelle des Ateliers et Chantiers du Havre to purchase three new 37,000 dwt parcel tankers at a similar net price to the Danish newbuildings. Subsequent to November 30, 1998, the shipyard has canceled the delivery of the third ship. Under the terms of the contract, the price has been converted to U.S. dollars. The Company has obtained a financing commitment supported by a guarantee from Compagnie Francaise Di Assurance Pour Le Commerce Exterieur for a 12 year financing of 80% of the cost of the tankers.

The Company has also entered into an agreement with a Spanish shipyard to purchase six new 22,450 dwt parcel tankers at an approximate cost of $46 million each and with an Italian shipyard to purchase three 5,200 dwt parcel tankers, the first at an approximate cost of $20 million and the other two at an approximate cost of $16 million per vessel.

As of November 30, 1998, the Company had total capital expenditure purchase commitments outstanding of approximately $485.0 million for 1999 and future years.

The Swiss Court of Insurance "Tribunal Federal des Assurances" entered a judgement on April 29, 1992 against Sogexpat S.A. ("Sogexpat"), a subsidiary of the Company, in the litigation brought by a Swiss governmental entity claiming payment of social security contributions in arrears. During the year ended November 30, 1993, the Company wound up Sogexpat and transferred the employees to other Group companies.

The French government has investigated SCS of France alleging violations of French labor and social security legislation, which has resulted during 1998 in a condemnation by the French Supreme Court of SCS France and two of its former directors. In addition, a number of former and present employees have started civil proceedings against certain subsidiaries of the Company alleging loss of employment and social security benefits. Some of the proceedings have commenced recently while some already have resulted in court decisions. One such decision has been appealed to the French Supreme Court. While the Company believes that its subsidiaries have meritorious defenses in these cases, there can be no certainty as to the number of claims which may be brought or the amount for which the Company may eventually be liable with respect thereto. Comex S.A., a former shareholder of Comex Services S.A. ("Comex"), in an agreement with SNSA executed on June 5, 1992 for the sale of Comex, agreed to indemnify the Company with respect to certain aspects of the foregoing. There can be no assurance, however, as to the amount which the Company may ultimately recover from Comex S.A. pursuant to such indemnity.

Coflexip S.A. has commenced legal proceedings against three subsidiaries of SCS claiming infringement of a certain patent relating to flexible flowline laying technology in the U.K. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. The Company has provided in the financial statements an amount to cover the estimated liability for Coflexip S.A. legal costs in the litigation. No provision has been made for damages. The extent of liability for damages, if any, to Coflexip S.A. for patent infringement in the U.K. is unknown at this stage.

The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of the matters covered by such legal proceedings will have a material adverse effect on the Company's business or financial condition.

The Company's operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedures. The Company believes that compliance with applicable laws and regulations has not had, nor is such compliance expected to have, a material adverse effect upon its competitive position, financial condition or results of operations.

Notes to Consolidated Financial Statements continued

16 PENSION AND BENEFIT PLANS

Certain of the U.S. and non-U.S. subsidiaries of the Company have non-contributory pension plans covering substantially all of their shore-based employees. The most significant plans are defined benefit plans. Benefits are based on each participant is length of service and compensation. The Company's policy is to fully fund its liability.

The Company provides pension benefits to ship officers employed by the Company. Group single premium retirement contracts were purchased whereby all accrued pension liability through June 30, 1986 was fully funded. It is the Company's intention to fund its liability under this plan and it is considering various investment alternatives to do this.

Pension expenses for the Company's defined benefit plans including a retirement arrangement for one of the Company's directors for the years ended November 30, 1998, 1997, and 1996, consist of the following:

                                               For the years ended November 30,
===============================================================================
(in thousands)                                       1998       1997       1996
-------------------------------------------------------------------------------
Service cost--benefits earned during the year     $ 6,300    $ 6,020    $ 5,401
Interest cost on benefit obligation                 6,494      5,852      5,259
Actual return on assets                            (6,903)    (5,900)    (5,772)
Net amortization and deferral                       1,814      1,600      2,234
-------------------------------------------------------------------------------
Net pension expense                               $ 7,705    $ 7,572    $ 7,122
===============================================================================

The following table sets out the funded status and amounts recognized in the Company's consolidated balance sheets as of November 30, 1998 and 1997 for the defined benefit plans and the Directors' retirement arrangements:

                                                             As of November 30,
===============================================================================
(in thousands)                                            1998             1997
-------------------------------------------------------------------------------
Actuarial present value of
   benefit obligations:
Vested benefit obligation                            $  80,118        $  70,660
-------------------------------------------------------------------------------
Accumulated benefit obligation                          83,902           73,747
-------------------------------------------------------------------------------
Projected benefit obligation                           101,635           90,142
Plan assets at fair value
   (consisting primarily of
   equity, real estate and
   other investments)                                   66,697           60,506
-------------------------------------------------------------------------------
Projected benefit obligation
   in excess of plan assets                            (34,938)         (29,636)
Unrecognized net loss                                    6,694            4,539
Unrecognized prior service cost                          2,348            2,672
Unrecognized transition asset                              973            1,109
-------------------------------------------------------------------------------
Pension liability                                    $ (24,923)       $ (21,316)
===============================================================================

The projected obligation of the Company's most significant pension plan continued to grow in 1998, increasing 16.6%, primarily due to new benefits accruing and interest costs.

The weighted average assumptions used in determining the funded status of the pension plans in 1998, 1997, and 1996 were as follows:

                                               For the years ended November 30,
===============================================================================
                                                     1998       1997       1996
-------------------------------------------------------------------------------
Discount rate                                        6.97%      7.26%      7.21%
Rate of increase in compensation levels              4.30%      4.30%      4.70%
Expected long-term rate of return on assets          8.90%      8.90%      8.70%
===============================================================================

U.S. based employees retiring from the Company on or after attaining age 55 and who are entitled to pension benefits are eligible to receive post-retirement health care and dental benefit coverage for themselves and their dependents. These benefits are subject to deductibles, co-payment provisions and other limitations. The Company reserves the right to change or terminate the benefits at any time.

Post-retirement benefit other than pension expense for the years ended November 30, 1998, 1997, and 1996 consisted of the following:

                                                For the years ended November 30,
================================================================================
(in thousands)                                              1998    1997    1996
--------------------------------------------------------------------------------
Service cost--benefits earned during the year               $293    $292    $285
Interest cost on benefit obligation                          439     430     404
Amortization of the unrecognized benefit obligation          192     192     192
--------------------------------------------------------------------------------
Net other post-retirement benefit expense                   $924    $914    $881
================================================================================

The following table sets out the funded status and amounts recognized in the Company's consolidated balance sheets as of November 30, 1998 and 1997, respectively:

                                                             As of November 30,
===============================================================================
(in thousands)                                                  1998       1997
-------------------------------------------------------------------------------
Accumulated other post-retirement benefit obligation:
   Retirees                                                  $ 2,154    $ 2,074
   Fully eligible participants                                   967      1,010
   Other active participants                                   3,915      3,549
-------------------------------------------------------------------------------
                                                               7,036      6,633
Fair value of plan assets                                         --         --
-------------------------------------------------------------------------------
Accumulated benefit obligation
   in excess of fair value of plan assets                     (7,036)    (6,633)
Unrecognized net loss                                            (71)       163
Unrecognized prior service cost                                   84         98
Unrecognized transition asset                                  2,488      2,666
-------------------------------------------------------------------------------
Accrued post-retirement benefit obligation                   $(4,535)   $(3,706)
===============================================================================

The calculation of the funded status for 1998 assumes a 7% discount rate and a medical trend rate of increase over the prior year of 9% in the first year declining at 1% per year to an ultimate rate of 6%. Raising health care gross eligible charges trends by 1% will increase the aggregate of service cost and interest cost by approximately $0.05 million and increase the accumulated other post-retirement benefit obligation by approximately $0.5 million.

17 CAPITAL STOCK, FOUNDER'S SHARES AND DIVIDENDS DECLARED

Founder's shares vote on an equal basis with Common shares and as a separate class of stock when voting on certain matters requiring a majority of both classes of stock. The Class B shares are not entitled to vote in matters requiring shareholder action.

Under the Articles, holders of Common shares, Class B shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) ten percent of the stated value thereof (i.e., $0.10 per share) to Class B shares as the preferred dividend; (ii) $0.005 per share to Founder's shares and Common shares equally; (iii) $0.095 per share to Common shares; and (iv) thereafter, Common shares and Class B shares participate equally in all further amounts.

Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares, Class B shares, and Founder's shares in the following order of priority: (i) Class B shares to the extent, if any, of declared but unpaid dividends on such shares, and thereafter rateably to the full aggregate issuance price thereof; (ii) Common shares rateably to the extent of the stated value thereof (i.e. $1.00 per share); (iii) Common shares and Founder's shares participate equally up to $0.05 per share; (iv) Common shares rateably to the full aggregate issue price thereof; and (v) thereafter, Common shares and Class B shares participate equally in all remaining assets.

Class B shares being non-voting shares shall also be entitled to such other priorities and preferences concerning unpaid dividends for past years as shall be provided by applicable law.

As of November 30, 1998, 7,809,328 Founder's shares had been issued to Mr. Stolt-Nielsen. Additional Founder's shares are issuable to holders of outstanding Founder's shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder's shares of 4 to 1. Pursuant to Luxembourg law, Founder's shares are not considered to represent capital of SNSA. Accordingly, no stated values for these shares are included in the accompanying consolidated balance sheets.

The Company increased its treasury stock holding in 1998 by 320,000 Common shares and 159,300 Class B shares.

In November 1998 the Board of Directors approved an interim dividend of $0.25 per Common and Class B share, and $0.005 per Founder's share. The dividend was paid in December 1998.

The Company anticipates, subject to approval at the Annual General Meeting, that a final dividend for 1998 of $0.125 per Common Share and Class B Share will be paid in May 1999.

18 STOCK OPTION PLAN

During 1987, the Company adopted the 1987 Stock Option Plan (the "1987 Plan") under which 2,660,000 Common shares and 1,330,000 Class B shares were reserved for future issuance. No further grants will be issued under the 1987 Plan. During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") under which 5,180,000 Common shares, 5,180,000 Class B shares, or any combination thereof not exceeding 5,180,000 shares, were reserved for future issuance.

Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The Company accounts for the Plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all stock option grants between 1996 and 1998 been determined consistent with SFAS No. 123, the Company's net income and earnings per share would be reduced to the following pro forma amounts:

                                                For the years ended November 30,
================================================================================
                                                             1998           1997
--------------------------------------------------------------------------------
Net Income:
   As Reported                                           $ 96,275       $237,109
   Pro Forma                                               93,785        235,304
Basic EPS:
   As Reported                                           $   1.76       $   4.34
   Pro Forma                                                 1.71           4.31
Diluted EPS:
   As Reported                                           $   1.75       $   4.28
   Pro Forma                                                 1.71           4.25
================================================================================

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal year 1996, and additional awards in future years are anticipated.

Notes to Consolidated Financial Statements continued

The following table reflects activity under the Plans for the years ended November 30, 1998 and 1997:

                                                For the years ended November 30,
================================================================================
                                              1998                  1997
                                      -------------------    -------------------
                                                 Weighted               Weighted
                                                  average                average
                                                 exercise               exercise
Common Shares                            Shares     price       Shares     price
--------------------------------------------------------------------------------
Outstanding at
   beginning of
   year                               1,164,563    $14.43    1,324,683    $13.33
Granted                                 419,200     20.13      211,350     16.73
Exercised                               (39,863)    11.48     (363,645)    11.71
Canceled                                (29,125)    17.63       (7,825)    16.18
--------------------------------------------------------------------------------
Outstanding at
   end of year                        1,514,775    $16.02    1,164,563    $14.43
================================================================================
Exercisable at
   end of year                          761,005    $13.26      550,738    $12.46
================================================================================
Weighted average
   fair value of
   options granted                           $ 6.82                 $ 9.12
================================================================================

                                                For the years ended November 30,
================================================================================
                                               1998                 1997
                                       -------------------   -------------------
                                                  Weighted              Weighted
                                                   average               average
                                                  exercise              exercise
Class B Shares                            Shares     price      Shares     price
--------------------------------------------------------------------------------
Outstanding at
   beginning of
   year                                  670,430    $14.89     651,848    $13.26
Granted                                       --        --     205,350     17.29
Exercised                                (20,166)    11.60    (181,334)    11.69
Canceled                                 (16,881)    17.23      (5,434)    16.41
Outstanding at
   end of year                           633,383    $14.93     670,430    $14.89
--------------------------------------------------------------------------------
Exercisable at end
   of year                               400,013    $13.49     273,869    $12.43
================================================================================
Weighted average
   fair value of
   options granted                           $   --                 $ 7.51
===============================================================================

The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

================================================================================
                                                     1998             1997
                                               ---------------  ----------------
                                               Common  Class B  Common  Class B
--------------------------------------------------------------------------------
Risk-free interest rates                          5.7%      --     6.0%     6.0%
Expected lives (years)                            6.0       --     6.5      6.8
Expected volatility                              31.6%      --    51.0%    31.0%
Expected dividend yields                          2.0%      --     1.0%     1.0%
================================================================================

The following table summarizes information about stock options outstanding as of November 30, 1998:

====================================================================================================================
                                            Options outstanding                             Options exercisable
                             ----------------------------------------------         --------------------------------
                                                Weighted
                                  Number         average           Weighted              Number             Weighted
                             outstanding       remaining            average         exercisable              average
Range of exercise            at Nov. 30,     contractual           exercise         at Nov. 30,             exercise
prices                              1998    life (years)              price                1998                price
--------------------------------------------------------------------------------------------------------------------
Common shares
$20.125 - 22.500                 418,400            9.07             $20.14                 625               $22.50
$14.500 - 19.083                 547,900            6.37              17.71             274,105                17.35
$ 8.500 - 13.167                 548,475            4.94              11.19             486,275                10.94
--------------------------------------------------------------------------------------------------------------------
                               1,514,775            6.60             $16.02             761,005               $13.26
====================================================================================================================
Class B shares
$19.083 - 22.125                 131,375            7.09             $19.14              64,050               $19.11
$14.500 - 17.500                 227,762            6.58              17.00              92,742                16.28
$ 8.500 - 13.167                 274,246            4.94              11.19             243,221                10.94
--------------------------------------------------------------------------------------------------------------------
                                 633,383            5.98             $14.93             400,013               $13.49
====================================================================================================================

19 RELATED PARTY TRANSACTIONS

During 1997, the Company held a 25% ownership interest in Maryland Marine, Inc. ("Maryland Marine"), a chemical barging company which operated chemical/liquid barges in the U.S. inland and intracoastal waterways. A director of SNSA owned a majority interest in and served as Chairman and Chief Executive Officer of Maryland Marine. The Company had accounted for this investment in the financial statements in accordance with the equity method up to November 21, 1997 when the company sold its interest in Maryland Marine, at its fair market value, to the director of SNSA. He, in turn, sold Maryland Marine to a non-related corporation.

During 1997, Maryland Marine leased barges to the Company pursuant to several lease agreements which required the Company to make lease payments through 2002. As a consequence of the sale of the Company's interest in Maryland Marine, these lease agreements were canceled.

Aggregate amounts paid to Maryland Marine, during the period in which the Company held an ownership interest, including minimum non-cancelable payments due under the above lease agreements, were, $12.0 million and $12.8 million during the years ended November 30, 1997 and 1996, respectively.

20 RESTRICTIONS ON PAYMENT OF DIVIDENDS

On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA's unconsolidated net profits, if any, to a "legal reserve" within shareholders' equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. SNSA's Capital stock and Founder's shares have no par value. Accordingly SNSA has assigned a stated value per Common and Class B share of $1.00. As of November 30, 1998 this legal reserve amounted to approximately $6.2 million based on Common and Class B shares issued on that date. Advance divi-dends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters) by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by SNSA's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are declared by the shareholders once per year at the Annual General Meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

As of November 30, 1998, the most restrictive covenant within the Company's loan agreements limits SNSA dividend payments to 40% of consolidated net income, as defined, for the previous four fiscal quarters.

21 FOREIGN EXCHANGE CONTRACTS AND SWAP AGREEMENTS

All of the Company's derivative activities are over the counter instruments entered into with major financial institutions for hedging the Company's committed exposures or firm commitments with major financial credit institutions. All of the Company's derivative instruments are straightforward foreign exchange forward and option contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of exposure risk. The Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

The following foreign exchange contracts, maturing through April 2000, were outstanding as of November 30, 1998:

================================================================================
(in thousands)                                             Purchase         Sell
--------------------------------------------------------------------------------
Norwegian kroner                                            323,006
Singapore dollars                                             4,923
Canadian dollars                                             12,600
British pounds sterling                                                    3,000
Australian dollars                                            2,100
German marks                                                               5,700
Netherland guilders                                              51
French francs                                                49,550
Japanese yen                                                             726,465
Belgian francs                                              191,091
Italian lire                                             28,208,000
================================================================================

The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $86.1 million and to sell was $14.3 million as of November 30, 1998.

The following estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgement is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

                                                         As of November 30, 1998
================================================================================
                                                            Carrying        Fair
(in millions)                                                 amount       value
--------------------------------------------------------------------------------
Financial assets:
   Cash and cash equivalents                                   $37.8       $37.8
Financial liabilities:
   Loans payable to banks                                       17.6        17.6
   Long-term debt and related currency
      and interest rate swaps                                1,128.9     1,180.9
Off balance sheet financial instruments:
   Foreign exchange forward contracts                             --         1.3
================================================================================

The carrying amount of cash and cash equivalents and loans payable to banks are a reasonable estimate of their fair value. The estimated value of the Company's long-term debt is based on interest rates as of November 30, 1998 using debt instruments of similar risk. The fair values of the Company's foreign exchange contracts are based on their estimated termination values as of November 30, 1998.